
                                                                  EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          SHEFFIELD STEEL CORPORATION,

                            GERDAU AMERISTEEL US INC.

                             GAUS ACQUISITION, INC.

                                       AND

                         THE STOCKHOLDER REPRESENTATIVE

                                  APRIL 5, 2006

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                                TABLE OF CONTENTS

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ARTICLE I THE MERGER ....................................................     1
    1.1 The Merger ......................................................     1
    1.2 The Closing .....................................................     1
    1.3 Actions at the Closing ..........................................     1
    1.4 Additional Action ...............................................     2
    1.5 Conversion of Shares ............................................     2
    1.6 Dissenting Shares ...............................................     4
    1.7 Certificate of Incorporation and By-laws ........................     5
    1.8 No Further Rights ...............................................     5
    1.9 Closing of Transfer Books .......................................     5
   1.10 Escrow ..........................................................     5
   1.11 Stockholder Representative ......................................     6

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY ................     7
    2.1 Organization, Qualification and Corporate Power .................     7
    2.2 Capitalization ..................................................     7
    2.3 Authorization of Transaction ....................................     8
    2.4 Noncontravention ................................................     8
    2.5 Subsidiary ......................................................     8
    2.6 Financial Statements ............................................     9
    2.7 Absence of Certain Changes ......................................     9
    2.8 Undisclosed Liabilities .........................................    11
    2.9 Tax Matters .....................................................    11
   2.10 Assets ..........................................................    11
   2.11 Owned Real Property .............................................    12
   2.12 Real Property Leases ............................................    13
   2.13 Intellectual Property ...........................................    14
   2.14 Contracts .......................................................    14
   2.15 Powers of Attorney ..............................................    15
   2.16 Insurance .......................................................    15
   2.17 Litigation ......................................................    15
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   2.18 Employees .......................................................    15
   2.19 Employee Benefits ...............................................    16
   2.20 Environmental Matters ...........................................    17
   2.21 Legal Compliance ................................................    18
   2.22 Permits .........................................................    18
   2.23 Certain Business Relationships With Affiliates ..................    19
   2.24 Brokers' Fees ...................................................    19
   2.25 Books and Records ...............................................    19
   2.26 SEC Documents ...................................................    19
   2.27 Transaction Expenses ............................................    19

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND
            THE TRANSITORY SUBSIDIARY ...................................    20
    3.1 Organization and Corporate Power ................................    20
    3.2 Authorization of Transaction ....................................    20
    3.3 Noncontravention ................................................    20
    3.4 Financial Arrangements of Buyer .................................    20

ARTICLE IV COVENANTS ....................................................    21
    4.1 Closing Efforts .................................................    21
    4.2 Governmental and Third-Party Notices and Consents ...............    21
    4.3 Stockholder Approval ............................................    21
    4.4 Operation of Business ...........................................    22
    4.5 Access to Information ...........................................    24
    4.6 Notice of Breaches ..............................................    24
    4.7 Exclusivity .....................................................    25
    4.8 Expenses ........................................................    26
    4.9 Directors and Officers ..........................................    26

ARTICLE V CONDITIONS TO CONSUMMATION OF MERGER ..........................    27
    5.1 Conditions to Each Party's Obligations ..........................    27
    5.2 Conditions to Obligations of the Buyer and the
        Transitory Subsidiary ...........................................    27
    5.3 Conditions to Obligations of the Company ........................    28

ARTICLE VI TERMINATION ..................................................    29
    6.1 Termination of Agreement ........................................    29
    6.2 Effect of Termination ...........................................    30
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                                      -ii-

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ARTICLE VII DEFINITIONS .................................................    30

ARTICLE VIII MISCELLANEOUS ..............................................    36
    8.1 Press Releases and Announcements ................................    36
    8.2 No Third Party Beneficiaries ....................................    36
    8.3 Entire Agreement ................................................    37
    8.4 Succession and Assignment .......................................    37
    8.5 Counterparts and Facsimile Signature ............................    37
    8.6 Headings ........................................................    37
    8.7 Notices .........................................................    37
    8.8 Governing Law ...................................................    39
    8.9 Amendments and Waivers ..........................................    39
   8.10 Severability ....................................................    39
   8.11 Submission to Jurisdiction ......................................    39
   8.12 Construction ....................................................    40

Exhibit A - Opinion of Counsel to the Company
Exhibit B - Opinion of Counsel to the Buyer and the Transitory Subsidiary Exhibit C - Transaction Expenses
Exhibit D - Company Expenses

                          AGREEMENT AND PLAN OF MERGER

     Agreement entered into as of April 5, 2006 by and among GERDAU AMERISTEEL US INC., a Florida corporation (the "Buyer"). GAUS ACQUISITION, INC., a Delaware corporation and a wholly-owned subsidiary of the Buyer (the "Transitory Subsidiary"). SHEFFIELD STEEL CORPORATION, a Delaware corporation (the "Company"), and James P. Nolan, as the Stockholder Representative hereunder.

     This Agreement contemplates a merger of the Transitory Subsidiary into the Company. In such merger, the stockholders of the Company will receive cash in exchange for their capital stock of the Company.

     Now, therefore, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

                                    ARTICLE I
                                   THE MERGER

     1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, the Transitory Subsidiary shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of the Transitory Subsidiary shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law.

     1.2 The Closing. The Closing shall take place at the offices of Edwards Angell Palmer & Dodge LLP, 111 Huntingdon Avenue, Boston, Massachusetts 02199 commencing at 9:00 a.m. local time on the Closing Date.

     1.3 Actions at the Closing. At the Closing:

          (a) the Company shall deliver to the Buyer and the Transitory Subsidiary the various certificates, instruments and documents referred to in
Section 5.2;

          (b) the Buyer and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in
Section 5.3;

          (c) the Surviving Corporation shall file with the Secretary of State of the State of Delaware the Certificate of Merger;

          (d) each Company Stockholder, other than holders of Dissenting Shares, shall tender to the Buyer his/her Common Shares for cancellation either by delivering the certificate(s) representing those shares or by book entry transfer;

          (e) the Buyer or the Surviving Corporation shall pay (by check or by wire transfer) to each Company Stockholder its, his or her pro-rata portion of the Merger Consideration minus $3,500,000; and

          (f) the Buyer or the Surviving Corporation shall pay an amount in cash equal to $7,000,000 (the "Escrow Fund") of which $3,500,000 shall be deducted from the Merger Consideration otherwise payable by the Buyer to the Company Stockholders at Closing (the "Stockholder Portion") and $3,500,000 of which shall be in addition to the Merger Consideration otherwise payable by the Buyer to the Stockholders (the "Buyer Portion"), to US Bank National Association, as escrow agent (the "Escrow Agent"), by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent. The Escrow Fund shall be held in escrow by the Escrow Agent pursuant to the terms of an escrow agreement to be mutually agreed among the parties (the "Escrow Agreement") in order to facilitate the Working Capital Adjustment pursuant to Section 1.5(b).

     1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary, in order to consummate the transactions contemplated by this Agreement.

     1.5 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of Common Shares:

          (a) Merger Consideration. Each Common Share issued and outstanding immediately prior to the Effective Time (other than Common Shares owned beneficially by the Buyer or the Transitory Subsidiary, Dissenting Shares and Common Shares held in the Company's treasury) shall be converted into and represent the right to receive a pro-rata portion of the Merger Consideration, the amount of which to be paid on the Closing Date shall be determined pursuant to Section 1.5(b)(i) below and which amount shall be adjusted by the Working Capital Adjustment pursuant to Section 1.5(b)(ii) below. The pro-rata portion of the Merger Consideration payable to each Company Stockholder shall be derived by multiplying the Merger Consideration by the result of the following equation:
(x) the number of Common Shares held by such Company Stockholder immediately prior to the Effective Time divided by (y) the total number of issued and outstanding Common Shares immediately prior to the Effective Time (other than Common Shares held in the Company's treasury).

          (b) Adjustments to Merger Consideration. The Merger Consideration shall be subject to the following adjustments:

               (i) Closing Merger Consideration. The Company shall, not less than two (2) Business Days prior to the Closing Date, deliver to the Buyer a consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date that shall be certified by the Chief Financial Officer of the Company and prepared in accordance with GAAP on a consistent basis with past practice and the Most Recent Balance Sheet, without giving effect to (i) adjustments for the transactions contemplated hereby, except for Company Expenses paid on or prior to the Closing Date or (ii) any fees related to termination of the CIT Agreement (and reflecting each of the line items included in the Baseline Net Working Capital as set forth in Schedule I attached hereto) (the "Estimated Closing Date Balance Sheet"). Such delivery shall be accompanied by a certificate of the Chief Financial Officer of the Company setting forth a good faith determination of the estimated Net Working Capital Amount of the Company as of the Closing Date, which amount shall be calculated in a manner consistent with the calculation of

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the Baseline Net Working Capital as set forth in Schedule I attached hereto (the
"Estimated Net Working Capital Amount"). The Merger Consideration payable at Closing shall be determined as follows:

                    (A) If the Estimated Net Working Capital Amount is less than the Baseline Net Working Capital, then the Merger Consideration will be decreased on a dollar-for-dollar basis by the amount of such deficiency; and

                    (B) If the Estimated Net Working Capital Amount is greater than the Baseline Net Working Capital, then the Merger Consideration will be increased on a dollar-for-dollar basis by the amount of such excess.

               (ii) Final Working Capital Adjustment.

                    (A) As soon as practicable, but in any event within ten (10) Business Days following the Closing Date, the Buyer shall prepare and deliver to the Stockholder Representative an unaudited consolidated balance sheet of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Financial Statements and past practice, without giving effect to (i) adjustments for the transactions contemplated hereby, except for Company Expenses paid on or prior to the Closing Date or (ii) any fees related to termination of the CIT Agreement (the "Final Closing Date Balance Sheet"), together with a detailed calculation of the Final Net Working Capital Amount of the Company calculated in a manner consistent with the calculation of the Baseline Net Working Capital as set forth in Schedule I attached hereto. The Buyer shall provide the Stockholder Representative with full access to the work papers in connection with such calculation and representatives of the Buyer shall make themselves available at reasonable times upon request of the Stockholder Representative to discuss with the Buyer such calculation. The Stockholder Representative shall have ten (10) days after delivery of the Final Closing Date Balance Sheet to dispute the Final Net Working Capital Amount. If the Stockholder Representative disputes any of the calculations in the Final Closing Date Balance Sheet or the Final Net Working Capital Amount, the Buyer and the Stockholder Representative shall use commercially reasonable efforts to reconcile such disputes and reach agreement on the Final Closing Date Balance Sheet and Final Net Working Capital Amount. In the event the Buyer and the Stockholder Representative are unable to reach agreement on a Final Closing Date Balance Sheet within fifteen (15) days after delivery thereof, then each of the Buyer or the Stockholder Representative shall submit the remaining issues in dispute for resolution to a nationally-recognized accounting firm mutually agreeable to the Buyer and the Stockholder Representative (the "Selected Accountants"), which firm shall resolve such dispute within thirty (30) days following its selection. The Buyer and the Stockholder Representative shall cooperate with the Selected Accountants in all respects, including providing the Selected Accountants with all work papers and back-up materials used in preparation and review of their calculations of the Final Closing Date Balance Sheet and the Final Net Working Capital Amount. The determination of the Final Closing Date Balance Sheet and Final Net Working Capital Amount by the Selected Accountants' shall be final, binding and conclusive upon the parties hereto. The Buyer and the Stockholder Representative will each bear 50% of all fees, expenses and costs of the Selected Accountants.

                    (B) Subject to the resolution of all disputes, if any, regarding the Final Closing Date Balance Sheet and Final Net Working Capital Amount in accordance with Section 1.5(b)(ii) above, the Merger Consideration shall be adjusted as follows:

                         (1) if the Estimated Net Working Capital Amount exceeds the Final Net Working Capital Amount, the Merger Consideration shall be decreased by the difference between the Final Net Working Capital Amount and the Estimated Net Working Capital Amount (the "Deficit"), and the Buyer shall be paid from the Escrow Fund an amount equal to
          (x) the Deficit, which amount shall be deducted from the Stockholder Portion of the Escrow Fund plus (y) the full amount of the Buyer Portion of the Escrow Fund, and any balance remaining in the Stockholder Portion of the Escrow Fund shall be released by the Escrow Agent to the Stockholder Representative for distribution to the former holders of Common Shares to the extent of their pro-rata share of such amount (after payment of all Stockholder Representative expenses); and

                         (2) if the Final Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, the Merger Consideration shall be increased by the difference between the Final Net Working Capital Amount and the Estimated Net Working Capital Amount (the "Surplus"), and the holders of Common Shares collectively shall be entitled to payment of the Surplus from the Escrow Fund to the extent of his or her pro-rata share. The Stockholder Representative shall be paid from the Escrow Fund an amount equal to (x) the Surplus, which amount shall be deducted from the Buyer Portion of the Escrow Fund plus (y) the full amount of the Stockholder Portion of the Escrow Fund for distribution to the former holders of Common Shares to the extent of their pro-rata share of such amount (after payment of all Stockholder Representative expenses), and any balance remaining in the Buyer Portion of the Escrow Fund shall be released by the Escrow Agent for distribution to the Buyer.

          (c) Each Common Share held in the Company's treasury immediately prior to the Effective Time and each Common Share owned beneficially by the Buyer or the Transitory Subsidiary shall be cancelled and retired without payment of any consideration therefor.

          (d) Each share of common stock, $.01 par value per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $.01 par value per share, of the Surviving Corporation.

     1.6 Dissenting Shares.

          (a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration unless such Company Stockholder shall have forfeited his, her or its right to appraisal under the Delaware General Corporation Law or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable in respect of such Common Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to such Company Stockholder a payment in cash representing the Merger Consideration to which such holder is entitled pursuant to Section 1.5.

          (b) The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Common Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law. The Company shall not, except with the prior consent of the Buyer, make any payment with respect to any demands for appraisal of Common Shares or offer to settle or settle any such demands.

     1.7 Certificate of Incorporation and By-laws.

          (a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of the Transitory Subsidiary immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted.

          (b) The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of the Transitory Subsidiary immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

     1.8 No Further Rights. From and after the Effective Time, no Common Shares shall be deemed to be outstanding, and holders of certificates or book entry accounts formerly representing Common Shares shall cease to have any rights with respect thereto except as provided herein or by law.

     1.9 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Shares shall thereafter be made. If, after the Effective Time, certificates or book entry accounts formerly representing Common Shares are presented to the Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 1.5 and to applicable law in the case of Dissenting Shares.

     1.10 Escrow. To secure the making of any payments due pursuant to Section 1.5(b) after the Closing, the Buyer and the Stockholder Representative shall enter into the Escrow Agreement with the Escrow Agent. The Escrow Fund shall be administered in accordance with the terms and provisions of the Escrow Agreement for a term ending upon the resolution of any claims for adjustments to the Merger Consideration made pursuant to Section 1.5(b). The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the stockholders of the Company shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Fund in escrow and the appointment of the Stockholder Representative.

     1.11 Stockholder Representative.

          (a) The Company and the holders of Common Shares hereby appoint James
P. Nolan (the "Stockholder Representative") for and on behalf of the holders of Common Shares. The Stockholder Representative shall have full power and authority to represent all of the holders of Common Shares and their successors, assigns, heirs and representatives with respect to all matters arising under this Agreement and the Escrow Agreement and all actions taken by the Stockholder Representative hereunder and thereunder shall be final, conclusive and binding upon all such holders of Common Shares and their successors, assigns, heirs and representatives as if expressly confirmed and ratified in writing by each of them, and no holder of Common Shares shall have the right to object, dissent, protest or otherwise contest the same.

          (b) The Stockholder Representative shall take any and all actions which he believes are necessary or appropriate under this Agreement and the Escrow Agreement for and on behalf of the holders of Common Shares, as fully as if the holders of Common Shares were acting on their own behalf, including executing the Escrow Agreement as Stockholder Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Stockholder Representative or any holder of Common Shares, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement for all out-of-pocket fees and expenses and other obligations of or incurred by the Stockholder Representative in connection with this Agreement and the Escrow Agreement, which fees and expenses shall be disbursed from the Escrow Fund, in accordance with the Escrow Agreement, dealing with the Buyer and the Escrow Agent under this Agreement and the Escrow Agreement with respect to all matters arising under this Agreement and the Escrow Agreement, taking any and all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other Stockholder Representative in connection with the foregoing matters. Without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof on behalf of all such holders of Common Shares and their successors, assigns, heirs and representatives.

          (c) By virtue of their approval of this Agreement and the Merger, the Stockholders hereby jointly and severally agree to indemnify the Stockholder Representative for, and hold him harmless against, any loss, liability or expense incurred in good faith and without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Buyer that, except as set forth in the Disclosure Schedule as referenced herein or to the extent that the qualifying nature of such disclosure with respect to a specific representation or warranty is readily apparent therefrom or as set forth in the Financial Statements delivered or made available to the Buyer prior to the date hereof, the statements contained in this Article II are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. For purposes of this Article II, the phrase "to the knowledge of the Company" or any phrase of similar import shall be deemed to refer to the actual knowledge of the Executive Officers of the Company.

     2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of the Company's businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or by-laws.

     2.2 Capitalization.

          (a) The authorized capital stock of the Company consists of (i) 7,500,000 Common Shares, of which, as of the date of this Agreement, 4,956,819 shares were issued and outstanding and 43,181 shares were held in the treasury of the Company.

          (b) Section 2.2 of the Disclosure Schedule indicates all outstanding Common Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no stock option plans or other stock or equity-related plans.

          (c) Except as set forth in this Section 2.2 or in Section 2.2 of the Disclosure Schedule, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

          (d) Except as set forth in Section 2.2 of the Disclosure Schedule, there is no agreement, written or oral, between the Company and any holder of its securities, or, to the best of the Company's knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights), registration under the Securities Act, or voting, of the capital stock of the Company.

     2.3 Authorization of Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and, subject to obtaining the Requisite Stockholder Approval, the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors (with one abstention) (i) determined that the Merger is fair and in the best interests of the Company and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the Delaware General Corporation Law, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     2.4 Noncontravention. Except as set forth in Section 2.4 of the Disclosure Schedule and subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act, the Exon-Florio Amendment and the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Company or the charter, by-laws or other organizational document of the Subsidiary, (b) require on the part of the Company or the Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel any contract or instrument to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound or to which any of their respective assets is subject, except for any conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Company Material Adverse Effect.

     2.5 Subsidiary.

          (a) Section 2.5 (a) of the Disclosure Schedule sets forth: (i) the name of the Company's sole Subsidiary; (ii) the number and type of outstanding equity securities of the Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of the Subsidiary;

(iv) the names of the officers and directors of the Subsidiary; and (v) the jurisdictions in which the Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

          (b) The Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties, requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Subsidiary is not in default under or in violation of any provision of its charter, by-laws or other organizational documents. All of the issued and outstanding shares of capital stock of the Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except to the extent set forth in Section 2.5(b) of the Disclosure Schedule, all shares of the Subsidiary that are held of record or owned beneficially by the Company are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or the Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of the Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to the Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of the Subsidiary.

          (c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary.

     2.6 Financial Statements. The Company has provided to the Buyer the Financial Statements. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present the consolidated financial condition, results of operations and cash flows of the Company and the Subsidiary as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company and the Subsidiary; provided, however, that the Financial Statements referred to in clauses (b) and (c) of the definition of such term are subject to normal recurring year-end adjustments (which will not be material) and do not include footnotes.

     2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date through and including the date of this Agreement, the Company or any Subsidiary has not:

          (a) issued or sold any stock or other securities of the Company or the Subsidiary or any options, warrants or rights to acquire any such stock or other securities or amended any of the terms of (including the vesting of) any restricted stock agreements, or repurchase or redemption of any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

          (b) split, combined or reclassified any shares of the Company's capital stock; or declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

          (c) other than pursuant to the Financing Documents, created, incurred or assumed any indebtedness (including obligations in respect of capital leases exceeding $150,000); assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or made any loans, advances or capital contributions to, or investments in, any other person or entity;

          (d) acquired, sold, leased, licensed or disposed of any assets or property, other than purchases and sales of assets in the Ordinary Course of Business;

          (e) other than pursuant to the Financing Documents, mortgaged or pledges any of the Company's property or assets or subjected any such property or assets to any Security Interest;

          (f) other than in the Ordinary Course of Business, discharged or satisfied any Security Interest or paid any obligation or liability;

          (g) amended the Company's charter, by laws or other organizational documents;

          (h) made any change to the Company's accounting methods, principles or practices, except insofar as may have been required by a generally applicable change in GAAP, or made any new elections, or changes to any current elections, with respect to Taxes;

          (i) made or committed to make any capital expenditure in excess of $1,000,000 in the aggregate, except for projects currently under construction, including without limitation the ladle arc furnace;

          (j) settled any Legal Proceeding except for settlements for an amount to be paid by the Company of less than $50,000;

          (k) increased the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice;
(ii) made any new grants of severance or termination pay to or any entering into or amendment of any employment or severance agreement with any employee; (iii) established, adopted, entered into or amended any collective bargaining agreement or Company Plan or any other "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) taken any action to accelerate any rights or benefits, or made any determinations not in the ordinary course of business consistent with past practice, under any Company Plan; or (iv) made any promise or other representation, written or oral, relating to future actions similar to those listed above; or

          (l) had any event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect.

     2.8 Undisclosed Liabilities. Neither the Company nor the Subsidiary has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

     2.9 Tax Matters.

          (a) Except to the extent set forth on Section 2.9 of the Disclosure Schedule, each of the Company and the Subsidiary has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. Neither the Company nor the Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and the Subsidiary are or were members. Each of the Company and the Subsidiary has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Company and the Subsidiary for tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet. Neither the Company nor the Subsidiary has any liability for any Tax obligation of any taxpayer (including any affiliated group of corporations or other entities that included the Company or the Subsidiary during a prior period) other than the Company and the Subsidiary. All Taxes that the Company or the Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. There are no liens for Taxes (other than for current Taxes not yet due and payable or for Taxes being contested in good faith) on any of the Company's assets, other than such liens as would not reasonably be expected to have a Company Material Adverse Effect.

          (b) The Company has delivered to the Buyer complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or the Subsidiary since December 31, 2002. No examination or audit of any Tax Return of the Company or the Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor the Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or Subsidiary was required to file any Tax Return that was not filed. Neither the Company nor the Subsidiary has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

     2.10 Assets. The Company or the Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company or the Subsidiary, free and clear of all Security Interests except as set forth in Section 2.10 of the Disclosure Schedule. Each of the Company and the Subsidiary owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition, and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

     2.11 Owned Real Property. Section 2.11 of the Disclosure Schedule lists all Owned Real Property and with respect to each Owned Real Property identifies the property address, the approximate lot size, and whether or not such Owned Real Property is encumbered by a Security Interest or subject to any lease or other third party rights. With respect to each Owned Real Property:

          (a) based upon the owner's title insurance policy for such Owned Real Property, the Company or the Subsidiary has good and clear record and marketable title to such Owned Real Property, free and clear of any Security Interest except to the extent set forth in Section 2.11 of the Disclosure Schedule, and free and clear of any easement, covenant or other restriction, except for recorded easements, covenants and other restrictions that do not unreasonably interfere with the use and occupancy of such Owned Real Property for the Intended Uses;

          (b) there are no (i) pending or, to the knowledge of the Company, overtly threatened condemnation proceedings relating to such Owned Real Property or (ii) pending or, to the knowledge of the Company, overtly threatened litigation or administrative actions relating to such Owned Real Property except to the extent set forth in Section 2.11 of the Disclosure Schedule;

          (c) the existing buildings and improvements located on such Owned Real Property are located entirely within the boundary lines of such Owned Real Property or on permanent easements on adjoining land and may lawfully be used under applicable zoning and land use laws (either as of right, by special permit or variance, or as a grandfathered use) for the Intended Uses; and such Owned Real Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses, if any, necessary to the use thereof have not been obtained;

          (d) there are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than the Company or the Subsidiary) the right of use or occupancy of any portion of such Owned Real Property except to the extent set forth on Section 2.11 of the Disclosure Schedule;

          (e) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein except to the extent set forth on Section 2.11 of the Disclosure Schedule;

          (f) all buildings and improvements located on such Owned Real Property are supplied with electricity, water, telephone, sanitary sewer and storm sewer and other utilities and services adequate for the operation of such buildings and improvements for the Intended Uses, except as set forth in Schedule 2.11 of the Disclosure Schedule;

          (g) such Owned Real Property either abuts on and has direct vehicular access to a public road or has access to a public road via a permanent appurtenant easement benefiting such Owned Real Property;

          (h) neither the Company nor the Subsidiary has received written notice of any, and to the knowledge of the Company there is no, proposed or pending proceeding to change or redefine the zoning classification of all or any portion of such Owned Real Property;

          (i) the improvements and mechanical and utility systems serving the buildings and other improvements located on such Owned Real Property are in condition and order adequate for the operation of such buildings and improvements for the Intended Uses;

          (j) such Owned Real Property is assessed by local property assessors as a tax parcel or parcels separate from all other tax parcels; and

          (k) the Company has delivered to the Buyer complete and accurate copies of all of the following materials relating to such Owned Real Property, to the extent in the Company's possession or control: title insurance policies; deeds; encumbrance and easement documents and other documents and agreements affecting title to or for operation of such Owned Real Property; surveys; as-built construction plans; warranties; appraisals; structural inspection, soils, environmental assessment and similar reports.

     2.12 Real Property Leases. Section 2.12 of the Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder. The Company has delivered to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

          (a) such Lease is a legal, valid, binding, enforceable obligation of the Company and, to the knowledge of the Company, is in full force and effect and the binding obligation of the other parties thereto;

          (b) neither the Company nor any Subsidiary has received any written notice that it is in default under such Lease, nor to the knowledge of the Company is any other party to such Lease in default under such Lease, and no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such Lease;

          (c) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

          (d) neither the Company nor the Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold created by such Lease except as set forth in Section 2.12 of the Disclosure Schedule; and

          (e) to the knowledge of the Company, all facilities leased or subleased under such Lease are supplied with utilities and other services adequate for the operation of such leased or subleased facilities for the Intended Use.

     2.13 Intellectual Property. Section 2.13(a) of the Disclosure Schedule lists any (i) registrations or applications therefore for any Company patents, copyrights, trademarks, or domain names and (ii) unregistered Company trademarks material to the Company's business. To the best of the Company's knowledge, neither the manufacture, use or sale by the Company of products, materials, or components, nor any manufacturing operation or machinery employed by the Company, nor the internal business operations of the Company, infringes upon any valid claims of any United States or foreign patent held by a third party or infringes or misappropriates any third party copyright, trademark, or trade secret. Section 2.13(b) of the Disclosure Schedule lists any written complaint, claim, or notice, or written threat thereof, received by the Company alleging any infringement, violation, or misappropriation of any third party's patent, copyright, trademark, or trade secret and the Company has provided the Buyer complete and accurate copies of all written documentation in the possession of the Company relating to any such complaint, claim, notice or threat.

     2.14 Contracts.

          (a) Section 2.14 of the Disclosure Schedule lists the following agreements to which the Company or the Subsidiary is a party as of the date of this Agreement:

               (i) any agreement for the lease of personal property from or to third parties providing for lease payments in excess of $100,000 per annum;

               (ii) any agreement for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $750,000 or (C) in which the Company or the Subsidiary has granted manufacturing rights, "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

               (iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

               (iv) any agreement under which it has created, incurred, assumed or guaranteed indebtedness (including capitalized lease obligations) involving more than $100,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

               (v) any agreement for the disposition of the assets or business of the Company or the Subsidiary (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

               (vi) any employment or consulting agreement;

               (vii) any agreement involving any current officer or director of the Company or an Affiliate thereof;

               (viii) any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

          (b) The Company has delivered or made available to the Buyer a complete and accurate copy of each agreement listed in Section 2.13 or Section
2.14 of the Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect and (ii) neither the Company nor the Subsidiary nor, to the knowledge of the Company, any other party thereto is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or the Subsidiary.

     2.15 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or the Subsidiary.

     2.16 Insurance. Section 2.16 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or the Subsidiary is a party, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and the Subsidiary. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor the Subsidiary may be liable for retroactive premiums or similar payments, and the Company and the Subsidiary are otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

     2.17 Litigation. As of the date of this Agreement, there is no Legal Proceeding that is pending or has been threatened in writing against the Company or the Subsidiary which (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Company or the Subsidiary.

     2.18 Employees.

          (a) Section 2.18(a) of the Disclosure Schedule contains a list of all non-bargaining unit employees of the Company and the Subsidiary whose annual rate of compensation exceeds $50,000 per year, along with the position and the annual rate of compensation of each such person.

          (b) Except as set forth in Section 2.18(b) of the Disclosure Schedule, neither the Company nor the Subsidiary is a party to or bound by any collective bargaining agreement. Except as disclosed in Section 2.18(b) of the Disclosure Schedule, (i) there is no union representation question existing with respect to the employees of the Company or the Subsidiary, and, to the knowledge of the Company, no union organizing activities are taking place that, could, individually or in the aggregate, have a Company Material Adverse Effect, (ii) to the Company's knowledge, no union organizing or decertification efforts are underway or threatened against the Company or the Subsidiary; and (iii) no labor strike, work stoppage, slowdown, or other material labor dispute is pending against the Company or the Subsidiary, or, to the knowledge of the Company, threatened against the Company or the Subsidiary.

          (c) The Company and the Subsidiary are in material compliance with any and all laws in any relevant jurisdiction with respect to employment practices, labor relations, safety and health regulations, mass layoffs and plant closings, except where such non-compliance taken as a whole could not reasonably be expected to have a Company Material Adverse Effect. The Company and the Subsidiary do not reasonably expect to incur any liability or notice obligation under WARN as a result of actions taken or not taken within 90 days prior to or as of the Merger.

          (d) The Company and the Subsidiary have not made a promise or commitment to increase the compensation or the benefits payable to any employee, except increases occurring in the customary practices or in accordance with the existing Company Plans and changes required by applicable law. The Company does not reasonably expect the Merger to materially affect the levels or vesting of any such compensation or benefits payable to any employee, except for any payable pursuant to the employment agreements between the Company and Messrs. Nolan, Dionisio, Johnson and Howard set forth on Section 2.14 of the Disclosure Schedule.

     2.19 Employee Benefits.

          (a) Section 2.19(a) of the Disclosure Schedule sets forth a list of each material Company Plan. Complete and accurate copies of (i) all Company Plans which have been reduced to writing, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last three plan years for each Company Plan, have been delivered or made available to the Buyer.

          (b) Each Company Plan (and each related funding vehicle or insurance policy) has been administered, funded and documentation has been maintained in all material respects in accordance with its terms and all applicable laws, rules and regulations, except where the failure thereof would not reasonably be expected to have, individually or in the aggregate, a material liability to the Company or the Subsidiary. The Company has complied in good faith with all requirements of Section 409A of the Code, including all employer tax withholding and reporting obligations. All contributions (including all employer contributions and employee salary reduction contributions) for any period ending on or before the Closing Date which are not yet due have been made or accrued on the Closing Balance Sheet.

          (c) There are no pending, or the Knowledge of the Company threatened, Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders), against or involving any Company Plan or asserting any rights or claims to benefits under, any Company Plan that could give rise to any material liability to the Company and the Subsidiary.

          (d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or, where there is no determination letter but the Company Plan is based upon a master and prototype or volume submitter form, the sponsor of such form has received a current advisory opinion as to the form upon which the Company is entitled to rely under applicable IRS procedures) and to the knowledge of the Company, nothing has occurred that could reasonably be expected to affect such qualification.

          (e) Except as set forth on Schedule 2.19(e), no Company Plan is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate is a participating or contributing employer in or has any liability to any "multiemployer plan" (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA.

          (f) The funded status and current and long-term liabilities of all Company Plans, including those subject to Title IV and those providing retiree benefits, and liabilities of the Company and the Subsidiary with respect thereto, have been properly determined in accordance with PBGC and other applicable accounting methods, factors, and assumptions, and have been accurately disclosed on the Financial Statements, such that any inaccuracy therein would not have a materially adverse effect on such Company Plan, the Company or the Subsidiary. To the knowledge of the Company and the Subsidiary, all amounts payable from any Company Plan are fully deductible for federal income tax purposes.

     2.20 Environmental Matters.

          (a) Section 2.20(a) of the Disclosure Schedule sets forth a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or the Subsidiary which were issued or conducted at any time and to which the Company has possession of or reasonable access to. A copy of each such document has been made available to Buyer.

          (b) Except as set forth in Section 2.20(b) of the Disclosure Schedule:

               (i) each of the Company and the Subsidiary is in compliance with any and all applicable Environmental Laws except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

               (ii) each of the Company and the Subsidiary has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its respective businesses except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

               (iii) there is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, pending orders (unilateral or consent) or investigation, inquiry or information request by any Governmental Entity; relating to any Environmental Law involving the Company or the Subsidiary;

               (iv) to the knowledge of the Company, neither the Company nor the Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

               (v) neither the Company nor the Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between the Company and any Governmental Entity entered in connection with any legal obligation or liability arising under any Environmental Law;

               (vi) to the knowledge of the Company and the Subsidiary, no spill, release, disposal, burial or placement of any Materials of Environmental Concern on, upon, into or from property owned or operated by the Company or the Subsidiary, or from Materials of Environmental Concern generated at properties owned or operated by the Company or the Subsidiary and disposed of offsite, requires any remedial action under any Environmental Law except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

               (vii) there are no surface impoundments, lagoons, injection wells, waste piles or landfills at properties owned or operated by the Company or the Subsidiary that have been used to treat, store or dispose of Materials of Environmental Concern.

     2.21 Legal Compliance. Each of the Company and the Subsidiary is currently conducting their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor the Subsidiary has received any written notice from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

     2.22 Permits. Section 2.22 of the Disclosure Schedule sets forth a list of all Permits issued to or held by the Company or the Subsidiary. Such listed Permits are the only Permits that are required for the Company and the Subsidiary to conduct their respective businesses as presently conducted or as proposed to be conducted, except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each such Permit is in full force and effect; the Company or the Subsidiary is in compliance with the terms of each such Permit; and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

     2.23 Certain Business Relationships With Affiliates. No Affiliate of the Company or of the Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Company or the Subsidiary, (b) has any claim or cause of action against the Company or the Subsidiary, or (c) owes any money to, or is owed any money by, the Company or the Subsidiary.

     2.24 Brokers' Fees. Neither the Company nor the Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement other than as set forth in Section 2.24 of the Disclosure Schedule.

     2.25 Books and Records. The minute books and other similar records of the Company and the Subsidiary contain complete and accurate records of all actions taken at any meetings of the Company's or the Subsidiary's stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and the Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or the Subsidiary and have been maintained in accordance with good business and bookkeeping practices. Section 2.25 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the Subsidiary and the names of persons having signature authority with respect thereto or access thereto.

     2.26 SEC Documents. The Company has furnished or made available to the Buyer and the Transitory Subsidiary a true and complete copy of (a) its Annual Report on Form 10-K for the fiscal year ended April 30, 2005, as amended, and
(b) all other filings (other than preliminary registration and proxy statements) between April 30, 2005 and the date hereof, which the Company filed under the federal securities laws of the Securities and Exchange Commission. As of their respective filing dates, the SEC Documents complied in all material respects with any applicable requirements of the Exchange Act, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by subsequently filed documents with the Securities and Exchange Commission.

     2.27 Transaction Expenses. The Transaction Expenses are the only costs or expenses incurred or payable by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

                                   ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF THE BUYER
                          AND THE TRANSITORY SUBSIDIARY

     Each of the Buyer and the Transitory Subsidiary represents and warrants to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

     3.1 Organization and Corporate Power. Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

     3.2 Authorization of Transaction. Each of the Buyer and the Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Buyer and the Transitory Subsidiary of this Agreement and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Transitory Subsidiary, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and the Transitory Subsidiary and constitutes a valid and binding obligation of the Buyer and the Transitory Subsidiary, enforceable against them in accordance with its terms.

     3.3 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act, the Exon-Florio Amendment and the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Buyer or the Transitory Subsidiary of this Agreement, nor the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated hereby, will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or the Transitory Subsidiary, (b) require on the part of the Buyer or the Transitory Subsidiary any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel any contract or instrument to which the Buyer or the Transitory Subsidiary is a party or by which either is bound or to which any of their assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of their properties or assets.

     3.4 Financial Arrangements of Buyer. The Buyer has sufficient capital resources to pay the aggregate Merger Consideration and shall maintain such capital resources through the Effective Time and the payment of the Merger Consideration. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

                                   ARTICLE IV
                                    COVENANTS

     4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

     4.2 Governmental and Third-Party Notices and Consents.

          (a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Parties shall promptly file any Notification and Report Forms and related material that it may be required to file with (i) the Committee on Foreign Investment in the United States under the Exon-Florio Amendment and (ii) the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act (in each case, the filing fees related to which shall be split equally between the Company and the Buyer), shall use its Reasonable Best Efforts to obtain an early termination of the applicable waiting periods, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable.

          (b) The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Disclosure Schedule.

     4.3 Stockholder Approval.

          (a) The Company shall use its Reasonable Best Efforts to obtain, as promptly as practicable, the Requisite Stockholder Approval, either at a special meeting of stockholders or pursuant to a written stockholder consent, all in accordance with the applicable requirements of the Delaware General Corporation Law. In connection with such special meeting of stockholders or written stockholder consent, the Company shall provide to its stockholders the Disclosure Statement, which shall include (A) a summary of the Merger and this Agreement and (B) a statement that appraisal rights are available for the Common Shares pursuant to Section 262 of the Delaware General Corporation Law and a copy of such Section 262. The Buyer agrees to cooperate with the Company in the preparation of the Disclosure Statement. The Company agrees not to distribute the Disclosure Statement until the Buyer has had a reasonable opportunity to review and comment on the Disclosure Statement and the Disclosure Statement has been approved by the Buyer (which approval may not be unreasonably withheld, conditioned or delayed). If the Requisite Stockholder Approval is obtained by means of a written consent, the Company shall send, pursuant to Sections 228 and 262(d) of the Delaware General

Corporation Law, a written notice to all stockholders of the Company that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company and that appraisal rights are available for their Common Shares pursuant to Section 262 of the Delaware General Corporation Law (which notice shall include a copy of such Section 262), and shall promptly inform the Buyer of the date on which such notice was sent.

          (b) The Company, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. Notwithstanding the foregoing, the obligations set forth in the foregoing sentence shall not apply (and the Board of Directors shall be permitted to modify or withdraw any such recommendation previously made) if:

               (i) the Company receives a Company Superior Proposal; and

               (ii) the Board of Directors of the Company reasonably concludes, after consultation with its outside legal counsel, that the fiduciary duties of the Board of Directors under applicable law prohibit it from fulfilling the obligations in the foregoing sentence.

          (c) The Buyer shall ensure that any information furnished by the Buyer to the Company in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

     4.4 Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Company shall (and shall cause the Subsidiary to) conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. The Company shall maintain its cash management practices and its policies, practices and procedures with respect to collection of trade accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits in accordance with past custom and practice and GAAP. Without limiting the generality of the foregoing, prior to the Closing, the Company shall not (and shall cause the Subsidiary not to), without the written consent of the Buyer:

          (a) issue or sell any stock or other securities of the Company or the Subsidiary or any options, warrants or rights to acquire any such stock or other securities or amend any of the terms of (including the vesting of) any restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

          (b) split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

          (c) other than pursuant to the Financing Documents, create, incur or assume any indebtedness (including obligations in respect of capital leases exceeding $150,000); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

          (d) acquire, sell, lease, license or dispose of any assets or property, other than purchases and sales of assets in the Ordinary Course of Business;

          (e) other than pursuant to the Financing Documents, mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

          (f) other than in the Ordinary Course of Business, discharge or satisfy any Security Interest or pay any obligation or liability;

          (g) amend its charter, by-laws or other organizational documents;

          (h) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes;

          (i) enter into, amend, terminate, take or omit to take any action that would constitute a material violation of or default under any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or
Section 2.14 of the Disclosure Schedule;

          (j) make or commit to make any capital expenditure in excess of $1,000,000 in the aggregate, except for projects currently under construction, including without limitation the ladle arc furnace;

          (k) settle any Legal Proceeding except for settlements for an amount to be paid by the Company of less than $50,000;

          (l) except as permitted by Section 4.7, knowingly take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or
(ii) any of the conditions to the Merger set forth in Article V not being satisfied;

          (m) (i) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) make any new grants of severance or termination pay to or enter into or amend any employment or severance agreement with any employee; (iii) establish, adopt, enter into or amend any collective bargaining agreement or Company Plan or any other "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any Company Plan; or (iv) make any promise or other representation, written or oral, relating to future actions similar to those listed above; notwithstanding the foregoing the Company may enter into or amend any collective bargaining agreement after June 15, 2006, provided that the Company consults with Buyer in connection with any amendment of or entry into a collective bargaining agreement and conducts any such negotiations consistent with past practice and such amendment to or new collective bargaining agreement is consistent with the current collective bargaining agreement; or

          (n) agree in writing or otherwise to take any of the foregoing actions.

Notwithstanding the foregoing, the Company may make any funding payments in an aggregate amount not to exceed $10,000,000 in respect of any Company Plan.

     4.5 Access to Information.

          (a) The Company shall (and shall cause the Subsidiary to) permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiary) to all premises, properties, financial, tax and accounting records, the contracts, other records and documents, and personnel, of or pertaining to the Company and the Subsidiary. Prior to the Closing, the Buyer and its representatives shall not contact or communicate with the employees (including related labor organizations), customers and suppliers of the Company in connection with the transactions contemplated by this Agreement, except with the prior written consent of the Company (not to be unreasonably withheld or delayed).

          (b) Within 15 days after the end of each month ending prior to the Closing, beginning with the month of March 2006, the Company shall furnish to the Buyer an unaudited income statement for such month and a balance sheet as of the end of such month, prepared on a basis consistent with the Financial Statements. Such financial statements shall present fairly the financial condition and results of operations of the Company and the Subsidiary on a consolidated basis as of the dates thereof and for the periods covered thereby, and shall be consistent with the books and records of the Company and the Subsidiary.

     4.6 Notice of Breaches.

          (a) From the date of this Agreement until the Closing, the Company shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Disclosure
Schedule inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the

Disclosure Schedule; provided that if such supplemental information relates to an event or circumstance occurring subsequent to the date hereof in the Ordinary Course of Business (without breach of Section 4.4) and if the Buyer would have the right to terminate this Agreement pursuant to Section 7.1(b) as a result of the information so disclosed and it does not exercise such right within 20 days of notice thereof, then such supplemental information shall constitute an amendment of the representation, warranty or statement to which it relates.

          (b) From the date of this Agreement until the Closing, the Buyer shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement; provided that if such supplemental information relates to an event or circumstance occurring subsequent to the date hereof in the Ordinary Course of Business and if the Company would have the right to terminate this Agreement pursuant to Section 7.1(c) as a result of the information so disclosed and it does not exercise such right prior to the Closing, then such supplemental information shall constitute an amendment of the representation or warranty to which it relates.

     4.7 Exclusivity.

          (a) Except as provided in Section 4.7(b), 4.7(c) or 6.1(f), from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents to directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into any agreement with respect to any Company Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any information or data to, any person (other than Buyer) relating to any Company Acquisition Proposal.

          (b) Notwithstanding the foregoing, prior to obtaining the Requisite Stockholder Approval, Company may (i) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to Company than those contained in the Confidentiality Agreement and (ii) negotiate and participate in discussions and negotiations with such person concerning a Company Acquisition Proposal if the Company Board of Directors determines in good faith by resolution duly adopted, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, but only if such Company Acquisition Proposal did not result from a breach of Section 4.7(a).

          (c) The Company shall promptly (and in any case within 48 hours) (i) notify Buyer of any Company Superior Proposal, which notice shall include a copy of such Company Superior Proposal, (ii) notify Buyer upon receipt of any inquiries, proposals or offers received by, any request for information from, or any discussions or negotiations sought to be initiated or continued with, Company or its representatives concerning a Company Acquisition Proposal or that could reasonably be expected to lead to a Company Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials and (iii) provide Buyer with copies of all written materials provided by Company to such party. Company will keep Buyer informed on a reasonably prompt basis (and, in any case, within 48 hours of any significant development) of the status and details (including amendments and proposed amendments) of any such Company Superior Proposal or other inquiry, offer, proposal or request. Company shall promptly, following a determination by the Company Board of Directors that a Company Acquisition Proposal is a Company Superior Proposal, notify Buyer of such determination.

     4.8 Expenses. Except as set forth in Section 4.2, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided.

     4.9 Directors and Officers.

          (a) The Buyer shall not take any action to alter or impair any exculpatory or indemnification provisions now existing in the Certificate of Incorporation or By-laws of the Company for the benefit of any individual who served as a director or officer of the Company at any time prior to the Closing (each an "Indemnified Executive"), except for any changes that may be required to conform with changes in applicable law and any changes that do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing.

          (b) From and after the Closing, the Buyer agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each Indemnified Executive against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under Delaware law (and the Buyer and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under Delaware law, provided the Indemnified Executive to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Executive is not entitled to indemnification).

          (c) For a period of six years after the Closing, the Buyer shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to the Buyer) with coverage in amount and scope at least as favorable to such persons as the Company's existing coverage (the "D&O Insurance Policy").

                                    ARTICLE V
                      CONDITIONS TO CONSUMMATION OF MERGER

     5.1 Conditions to Each Party's Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

          (a) this Agreement and the Merger shall have received the Requisite Stockholder Approval;

          (b) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and the Exon-Florio Amendment shall have expired or otherwise been terminated.

     5.2 Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligation of each of the Buyer and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

          (a) the Company and the Subsidiary shall have obtained all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 that are required on the part of the Company or the Subsidiary, except for any failure of which to obtain or effect would not, individually or in the aggregate, have a Company Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

          (b) the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing, except to the extent that (i) such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date); and (ii) the inaccuracy of any such representation or warranty is the result of events or circumstances occurring subsequent to the date of this Agreement and any such inaccuracies, individually or in the aggregate, would not have a Company Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement (it being agreed that any materiality qualifications in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have a Company Material Adverse Effect for purposes of this Section 5.2(b));

          (c) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

          (d) no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

          (e) no more than ten percent (10%) of the issued and outstanding Common Shares shall be Dissenting Shares;

          (f) the Company shall have delivered to the Buyer and the Transitory Subsidiary the Company Certificate;

          (g) the Buyer shall have received from counsel to the Company an opinion in substantially the form attached hereto as Exhibit A, addressed to the Buyer dated as of the Closing Date;

          (h) the Buyer shall have purchased the D&O Insurance Policy, which shall be in full force and effect; and

          (i) the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Company and the Subsidiary in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

     5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

          (a) the representations and warranties of the Buyer and the Transitory Subsidiary set forth in the first sentence of Section 3.1 and in Section 3.2 and any representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

          (b) each of the Buyer and the Transitory Subsidiary shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

          (c) no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

          (d) the Buyer shall have delivered to the Company the Buyer
Certificate;

          (e) the Company shall have received from counsel to the Buyer and the Transitory Subsidiary an opinion in substantially the form attached hereto as Exhibit B, addressed to the Company and dated as of the Closing Date; and

          (f) the Company shall have received such other certificates and instruments (including certificates of good standing of the Buyer and the Transitory Subsidiary in their jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

                                   ARTICLE VI
                                   TERMINATION

     6.1 Termination of Agreement. The Parties may terminate this Agreement and abandon the Merger prior to the Effective Time (whether before or after Requisite Stockholder Approval), as provided below:

          (a) by mutual written consent;

          (b) by the Buyer by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (b) or
(c) of Section 5.2 not to be satisfied and (ii) is not cured within 20 days following delivery by the Buyer to the Company of written notice of such breach;

          (c) by the Company by giving written notice to the Buyer in the event the Buyer or the Transitory Subsidiary is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 5.3 not to be satisfied and (ii) is not cured within 20 days following delivery by the Company to the Buyer of written notice of such breach;

          (d) by any Party by giving written notice to the other Parties at any time after the stockholders of the Company have voted on whether to approve this Agreement and the Merger in the event this Agreement and the Merger failed to receive the Requisite Stockholder Approval;

          (e) by any Party if the Merger has not been consummated by September 30, 2006; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated by such date; or

          (f) by the Company at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company, if (i) the Company Board of Directors has received a Company Superior Proposal,
(ii) in light of such Company Superior Proposal, the Company Board of Directors has determined, in good faith by resolution duly adopted after consultation with outside counsel, that it is necessary for the Company Board of Directors to withdraw, amend or modify its approval or recommendation of this Agreement or the Merger in order to comply with its fiduciary duties to the stockholders of the Company under applicable law, (iii) the Company has provided written notice of the determination described in clause (ii) above to the Buyer, which notice has attached to it a copy of the definitive agreement or agreements containing all of the terms and conditions of such Company Superior Proposal, (iv) at least three business days following receipt by the Buyer of the notice referred to in clause (iii) above, and after taking into account any revised proposal made by the Buyer following receipt of the notice referred to in clause (iii) above, such Company Superior Proposal remains a Company Superior Proposal and the Company Board of Directors has again made the determination referred to in clause (ii) above (it being understood and agreed that any change to the financial or other material terms of such Company Superior Proposal shall require a new notice to the Buyer under clause (iii) above and a new three-business-day period under this clause (iv)), (v) the Company has not breached Section 4.7 in any material respect, (vi) concurrent with such termination, the Company Board of Directors approves, and the Company enters into, a definitive agreement providing for the implementation of a Company Superior Proposal and (vii) the Company, at or prior to any termination pursuant to this Section 6.1(f) pays to Buyer the Termination Fee.

     6.2 Effect of Termination.

          (a) Any termination of this Agreement under Section 6.1 hereof will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto and, if then due, payment of the Termination Fee. In the event of termination of this Agreement as provided in
Section 6.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, and there shall be no liability on the part of Buyer, Transitory Subsidiary or Company (or any of their respective directors, officers, employees, stockholders, agents or representatives); provided, however, that nothing herein shall relieve any party from liability for fraud or the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          (b) If the Company terminates this Agreement pursuant to Section 6.1(f), the Company shall pay the Termination Fee.

                                   ARTICLE VII
                                   DEFINITIONS

     For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

     "Affiliate" shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

     "Baseline Net Working Capital" of the Company is $96,894,000, as calculated in accordance with Schedule I attached hereto.

     "Business Day" shall mean any day any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of Delaware.

     "Buyer" shall have the meaning set forth in the first paragraph of this Agreement.

     "Buyer Certificate" shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Buyer or the Transitory Subsidiary) of
Section 5.3 is satisfied in all respects.

     "CERCLA" shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     "Certificate of Merger" shall mean the certificate of merger or other appropriate documents prepared and executed in accordance with Section 25l(c) of the Delaware General Corporation Law.

     "Closing" shall mean the closing of the transactions contemplated by this Agreement.

     "Closing Date" shall mean the first date that is at least two business days after the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V) and on the first day of the month after the end of the most recently ended calendar month, or such other date as may be mutually agreeable to the Parties.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Common Shares" shall mean the shares of common stock, $.01 par value per share, of the Company.

     "Company" shall have the meaning set forth in the first paragraph of this Agreement.

     "Company Acquisition Proposal" shall mean any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving: (A) any acquisition or purchase from Company of more than a twenty percent (20%) interest in the total outstanding voting securities of Company or any tender offer or exchange offer that if consummated would result in the acquisition or purchase of twenty percent (20%) or more of the total outstanding voting securities of Company, whether by purchase of stock, consolidation, business combination merger or other similar transaction involving the Company, (B) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of Company (including, without limitation, stock or assets of Company or any Company Subsidiary by merger, consolidation, recapitalization, spin-off, stock purchase, asset purchase or otherwise) for consideration equal to twenty percent (20%) or more of the aggregate fair market value of all of the outstanding shares of Company Common Stock on the date prior to the date hereof, whether by purchase of assets, consolidation, business combination merger or other similar transaction involving Company; or (C) any recapitalization, restructuring, liquidation or dissolution of Company.

     "Company Certificate" shall mean a certificate to the effect that each of the conditions specified in clause (a) of Section 5.1 and clauses (a) through
(e) (insofar as clause (e) relates to Legal Proceedings involving the Company or the Subsidiary) of Section 5.2 is satisfied in all respects.

     "Company Expenses" shall mean those costs and expenses set forth on Exhibit D attached hereto except to the extent paid on or prior to the Closing Date, which exhibit shall be updated to reflect actual costs and expenses incurred through the Closing Date.

     "Company Material Adverse Effect" shall mean any material adverse change or event with respect to, or material adverse effect on, (i) the business, assets, liabilities, capitalization, condition (financial or other), or results of operations of the Company and the Subsidiary, taken as a whole, or (ii) the ability of the Buyer to operate the business of the Company and the Subsidiary immediately after the Closing; provided, however, that in determining whether a Company Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the primary cause of which is (i) any change in applicable law or interpretations thereof by any Governmental Entity, (ii) any change in GAAP or regulatory accounting requirements applicable to companies in the referenced party's industry generally, (iii) general changes in the referenced party's industry or in the global or United States economy or financial markets, (iv) any change arising out of or attributable to the execution and delivery of this Agreement, or the public announcement thereof,
(v) any action or omission of the referenced party or the Subsidiary taken with the prior written consent of the other party to this Agreement, and (vi) any effect related to or arising from an Event of Default as that term is defined under the CIT Agreement or the exercise of remedies by CIT in connection with such Event of Default. For the avoidance of doubt, the parties agree that the terms "material", "materially" or "materiality" as used in this Agreement with an initial lower case "m" shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

     "Company Plan" shall mean any "employee benefit plan" (as defined in Section 3(3) of ERISA and any material bonus, deferred or incentive compensation, profit sharing, retirement, stock option, stock purchase or other equity compensation, severance, employment, termination pay, change in control or other employee benefit plan, arrangement, agreement or program that is sponsored, maintained or contributed to by any Company or any ERISA Affiliate in which present or former employees, officers or directors of the Company and its Subsidiaries participate or with respect to which such entities have a material liability or potential liability.

     "Company Stockholders" shall mean the stockholders of record of the Company immediately prior to the Effective Time.

     "Company Superior Proposal" means any bona fide written proposal made by a third party (i) involving the purchase or acquisition, directly or indirectly of, more than 50% of the shares of Company Common Stock or all or substantially all of the assets of Company and (ii) which is otherwise on terms which the Company Board of Directors determines in good faith, by resolution duly adopted
(A) would result in a transaction that, if consummated, is more favorable to holders of Company Common Stock, from a financial point of view, than the transactions contemplated by this Agreement (after consultation with a financial advisor of nationally recognized reputation), taking into account all the terms and conditions of such proposal and this Agreement that the Company Board of Directors deems relevant and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

     "Disclosure Schedule" shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof and accepted in writing by the Buyer, as the same may be supplemented pursuant to Section 4.6.

     "Disclosure Statement" shall mean a written proxy or information statement containing the information prescribed by Section 4.3(a).

     "Dissenting Shares" shall mean Common Shares held as of the Effective Time by a Company Stockholder who has not voted such Common Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time.

     "Effective Time" shall mean the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

     "Environmental Law" shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation relating to the protection of the environment or Materials of Environmental Concern.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall mean any entity which together with the Company would be deemed a single employer within the meaning of Sections 414(b), (c) or
(m) of the Code.

     "Estimated Net Working Capital Amount" shall have the meaning set forth in
Section 1.5(b)(i) of this Agreement.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Executive Officers" shall mean the Company's Chief Executive Officer and Chief Financial Officer.

     "Exon-Florio Amendment" shall mean the Omnibus Trade and Competitiveness Act of 1988, amending the Defense Production Act of 1950.

     "Final Net Working Capital Amount" means the Net Working Capital as determined pursuant to the Final Closing Date Balance Sheet.

     "Financial Statements" shall mean:

          (a) the audited consolidated balance sheets and statements of income, changes in stockholders' equity and cash flows of the Company as of the end of and for each of the last three fiscal years, and

          (b) the Most Recent Balance Sheet and the unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the nine months ended as of the Most Recent Balance Sheet Date; and

          (c) the Closing Balance Sheet.

     "Financing Documents" shall mean the Amended and Restated Financing Agreement dated of August 12, 2004, as amended, among the Company the Subsidiary, the lenders from time to time parties thereto and The CIT Group/Business Credit, Inc., as agent for the lenders (the "CIT Agreement") and the Indenture dated as of August 12, 2004 among the Company as Issuer, the Guarantors and U.S. Bank National Association as Trustee and Collateral Agent, as amended.

     "GAAP" shall mean United States generally accepted accounting principles.

     "Governmental Entity" shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

     "Hart-Scott-Rodino Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Intended Uses" shall mean the manufacturing, fabricating and sale of steel products including hot rolled steel bar, concrete reinforcing bar, or "rebar," and fabricated products.

     "Lease" shall mean any lease or sublease pursuant to which the Company or the Subsidiary leases or subleases from another party any real property.

     "Legal Proceeding" shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator, or any grievance with respect to employment-related claims.

     "Materials of Environmental Concern" shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, or Permit due to its potential to harm the human health or the environment.

     "Merger" shall mean the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.

     "Merger Consideration" shall mean an amount equal to One Hundred Seventy Million Four Hundred Thousand Dollars ($170,400,000) minus (a) all debt and long-term liabilities including accrued post-retirement benefit costs and long-term pension liabilities as such amounts are reflected on the Estimated Closing Date Balance Sheet; plus (b) $28,000,000; minus (c) the

Company Expenses, all as adjusted by the Working Capital Adjustment pursuant to
Section 1.5(b).

     "Most Recent Balance Sheet" shall mean the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date.

     "Most Recent Balance Sheet Date" shall mean January 31, 2006.

     "Net Working Capital" shall mean an amount (positive or negative) equal to the Total Current Assets minus the Total Current Liabilities, each as determined in accordance with Schedule I.

     "Ordinary Course of Business" shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount), which shall include, without limitation, the negotiation, renegotiation or entry into collective bargaining agreements and the amendment to the Financing Documents to permit the dividend described in the proviso to
Section 4.4(b).

     "Owned Real Property" shall mean each item of real property owned by the Company or the Subsidiary.

     "Parties" shall mean the Buyer, the Transitory Subsidiary and the Company.

     "Permits" shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

     "Reasonable Best Efforts" shall mean best efforts, to the extent commercially reasonable.

     "Requisite Stockholder Approval" shall mean the adoption of this Agreement and the approval of the Merger by a majority of the votes represented by the outstanding Common Shares entitled to vote on this Agreement and the Merger.

     "SEC Documents" shall mean, with respect to the Company, (a) its Annual Report on Form 10-K for the fiscal year ended April 30, 2005, as amended, and
(b) all other filings (other than preliminary registration and proxy statements) made by the Company after April 30, 2005 through the date hereof.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Security Interest" shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company.

     "Subsidiary" shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

     "Surviving Corporation" shall mean the Company, as the surviving corporation in the Merger.

     "Taxes" shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

     "Tax Returns" shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

     "Termination Fee" shall mean an amount equal to $3,500,000.

     "Transaction Expenses" shall mean those costs and expenses set forth on Exhibit C attached hereto, which exhibit shall be updated to reflect actual costs and expenses incurred through the Closing Date.

     "Transitory Subsidiary" shall have the meaning set forth in the first paragraph of this Agreement.

     "WARN" shall mean the Worker Adjustment Retraining Notification Act.

                                  ARTICLE VIII
                                 MISCELLANEOUS

     8.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that the Company may issue a public announcement with respect to the execution of this Agreement and any Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

     8.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; provided, however, that (a) the provisions in Article I concerning payment of the Merger Consideration and (b) the provisions of Section 4.9 concerning indemnification are intended for the benefit of the individuals specified therein.

     8.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the letter agreement dated December 2, 2005 between the Buyer and the Company (the "Confidentiality Agreement") shall remain in effect in accordance with its terms.

     8.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that the Transitory Subsidiary may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer.

     8.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

     8.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:

     220 N. Jefferson Street
     Sand Springs, OK 74063
     Attention: Chief Executive Officer
     Fax: (918)241-6595

Copy to:

     Edwards Angell Palmer & Dodge LLP
     111 Huntington Avenue
     Boston, Massachusetts 02199-7613
     Attention: George Ticknor, Esq.
     Fax: (617)227-4420

And:

     Arnold & Porter LLP
     399 Park Avenue
     New York, New York 10022
     Attention: Jonathan C. Stapleton
     Fax: (212)715-1399

If to the Buyer or the Transitory Subsidiary:

     4221 W. Boy Scout Boulevard, Suite 600
     Tampa, Florida 33607
     Attention: Chief Executive Officer
     Fax: (813)207-2251

And:

     Gerdau Ameristeel US Inc.
     4221 W. Boy Scout Boulevard, Suite 600
     Tampa, Florida 33607
     Attention: Robert E. Lewis, Esq.
     Fax: (813)207-2251

Copy to:

     Smith, Gambrell & Russell, LLP
     Suite 3100, Promenade II
     1230 Peachtree Street, N.E.
     Atlanta, Georgia 30309-3592
     Attention: A. Jay Schwartz, Esq.
     Fax: (404)685-6932

If to the Stockholder Representative:

     James P. Nolan
     220 N. Jefferson Street
     Sand Springs, OK 74063
     Fax: (918)241-6595

Copy to:

     Edwards Angell Palmer & Dodge LLP
     111 Huntington Avenue
     Boston, Massachusetts 02199-7613
     Attention: George Ticknor, Esq.
     Fax: (617)227-4420

     Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

     8.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to any restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

     8.11 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in State of Delaware in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court; provided in each case that, solely with respect to any arbitration of a dispute, the arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 8.7, provided that nothing in this Section 8.11 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

     8.12 Construction.

          (a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

          (b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

          (c) Any reference herein to "including" shall be interpreted as "including without limitation".

          (d) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

             [The remainder of this page intentionally left blank.]

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

                                        GERDAU AMERISTEEL US INC.


                                        By: /s/ Mario Longhi
                                            ------------------------------------
                                        Name: Mario Longhi
                                        Title: President and CEO


                                        GAUS ACQUISITION, INC.


                                        By: /s/ Mario Longhi
                                            ------------------------------------
                                        Name: Mario Longhi
                                        Title: President and CEO


                                        SHEFFIELD STEEL CORPORATION


                                        By: /s/ James P. Nolan
                                            ------------------------------------
                                            James P. Nolan
                                            President and Chief Executive
                                            Officer


                                        SOLELY FOR PURPOSES OF SECTION 1.11:

                                        STOCKHOLDER REPRESENTATIVE


                                        /s/ James P. Nolan
                                        ----------------------------------------
                                        James P. Nolan

                                   SCHEDULE I

                           WORKING CAPITAL CALCULATION

                                                                       ADJUSTED
                                                                     FEBRUARY-06
                                                                     -----------
($ in thousands)
Cash                                                                    28,000
Accounts Receivable                                                     42,261
Inventory                                                               56,829
Deferred Assets                                                         (1,777)
Notes Receivable (Current Portion)                                         233
Deferred Income Tax                                                      2,102
Prepaid Assets                                                             495
                                                                       -------
   Total Current Assets                                                128,143

Accounts Payable                                                        12,822
Accrued Liabilities                                                     16,068
Accrued Interest Payable                                                   428
Income Tax Payable                                                       1,931
                                                                       -------
   Total Current Liabilities (1)                                        31,249
                                                                       -------
NET WORKING CAPITAL                                                     96,894
                                                                       =======

(1)  Current Liabilities excludes Current Portion of Long Term Debt.

                                    EXHIBIT A
                        OPINION OF COUNSEL TO THE COMPANY

                [Letterhead of Edwards Angell Palmer & Dodge LLP]

                      [_____________________] [____], 2006

Gerdau Ameristeel US Inc.
4221 W. Boy Scout Boulevard, Suite 600
Tampa, Florida 33607
Attention: Chief Executive Officer

Gentlemen:

     This opinion is being rendered pursuant to Section 5.2(g) of that certain Agreement and Plan of Merger dated as of April [_____], 2006, by and among Gerdau Ameristeel US Inc., a Florida corporation ("Parent"), GAUS Acquisition, Inc. a Delaware corporation and wholly-owned subsidiary of Parent, Sheffield Steel Corporation, a Delaware corporation (the "Company") and [James P. Nolan], as Stockholder Representative (the "Merger Agreement"). Capitalized terms that are defined the Merger Agreement and not otherwise defined in this opinion are used in this opinion as so defined.

     We have acted as counsel to the Company in connection with the Company's entry into the Merger Agreement and the consummation of the transactions contemplated thereby. In connection with the foregoing, we have reviewed the Merger Agreement, including the schedules and exhibits referenced therein and have made such other investigation as we have deemed appropriate to render the opinions set forth below. As to matters of fact material to our opinions, we have relied, without independent verification, on representations made in the Merger Agreement, and on certificates and other inquiries of officers of the Company. We are also relying on certificates of public officials.

     This opinion shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May
1998).

     The opinions expressed herein are limited to the federal laws of the United States and the laws of the State of Delaware.

     We have assumed for purposes of Section 144 of the DGCL that (i) the Board of Directors of the Company has complied with applicable fiduciary duties in connection with the transactions contemplated by the Merger Agreement; and (ii) the Merger Consideration and other terms of the Merger are fair to the Company and its Stockholders.

     In our examination of documents, we have assumed the genuineness of all signatures, other than those by or on behalf of the Company, the authenticity of all documents submitted to


                                       A-l
us as originals, the conformity to originals of all documents submitted to us as copies, the authenticity of such latter documents, and the legal competence of natural persons. As to questions of fact material to our opinions, we have relied, with your permission, and without independent verification of the accuracy or completeness thereof, solely upon:

(a) the certificate of incorporation of the Company, which has been certified to us by the Secretary of State of the State of Delaware as the true and correct certificate of incorporation of the Company;

(b) the bylaws of the Company, which have been certified to us by an appropriate officer of the Company as the true and correct bylaws of the Company;

(c) the corporate proceedings of the Company relating to the authorization, execution and delivery of the Merger Agreement and the transactions contemplated thereby, which have been certified to us by an appropriate officer of the Company as true, correct and complete;

(d) the corporate minute books of the Company, certified to us as true and correct by an appropriate officer of the Company; and

(e) a certificate, dated [___________________] [_____], 2006, with respect to the existence of the Company issued by the Secretary of State of the State of Delaware (the "Official Certificate").

     With respect to questions of fact material to our opinions, we have relied, without independent investigation or verification of the accuracy or completeness thereof, solely upon (i) the statements and representations contained in the Official Certificate; (ii) the representations and warranties of the Company contained in the Merger Agreement; and (iii) the statements, representations and warranties set forth in a certificate executed by an officer of the Company.

     The use herein of the term "our knowledge" or equivalent words mean the actual knowledge of the lawyers in this firm responsible for preparing this opinion after such inquiry as they deemed appropriate. We have made no independent search of any public records in connection with our rendering the opinions contained herein.

     To the extent that the obligations of the Company may be dependent upon such matters, we have assumed for purposes of this opinion that all of the documents as to which we have opined with respect to enforceability have been duly authorized, executed and delivered by the parties thereto other than the Company and constitute the legal, valid and binding obligations of such other parties.

Based upon the foregoing, we are of the opinion that:

1. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware.

2. The authorized capital stock of the Company consists of (i) 7,500,000 Common Shares, of which, as of the date of this Agreement, 4,956,819 shares were issued and outstanding and

43,181 shares were held in the treasury of the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

3. The Company has all requisite corporate power and authority to execute and deliver the Merger Agreement and each instrument required thereby to be executed and delivered by the Company, to perform its obligations thereunder, and to consummate the transactions contemplated thereby including the Merger.

4. The execution, delivery and performance of the Merger Agreement have been validly authorized by all necessary corporate action by the Company and its stockholders, the Company has duly executed and delivered the Merger Agreement. The Merger Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

5. The execution, delivery and performance of the Merger Agreement by the Company, the consummation of the transactions contemplated thereby and the performance of the Merger Agreement will not (with or without the lapse of time): (a) to our knowledge result in a breach or other violation of the terms, conditions, or provisions of any order, writ, judgment or decree of any court or governmental or regulatory authority applicable to the Company; (b) violate existing federal or Delaware law; (c) violate any provision of the certificate of incorporation or bylaws of the Company; or (d) except as identified in the Merger Agreement, to our knowledge, require the consent or approval of any person or entity by virtue of any agreement, instrument or document listed on Exhibit A.

7. Except for the filing of the Certificate of Merger under the Delaware General Corporation Law, the requirements of the Hart-Scott-Rodino Act and the Exon-Florio Amendment, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority is required in connection with the execution, delivery and performance of the Merger Agreement.

     This opinion letter has been delivered solely for the benefit of the addressee hereof in connection with the transactions contemplated by the Merger Agreement and may not be relied upon by any other person or entity or for any other purpose without our express written permission. We expressly disclaim any duty to update this opinion letter in the future in the event that there are any changes in the relevant fact or law that may change or otherwise affect any of the opinions expressed herein.

                                        Very truly yours,

                                        Edwards Angell Palmer & Dodge LLP

                                    EXHIBIT B
          OPINION OF COUNSEL TO THE BUYER AND THE TRANSITORY SUBSIDIARY

                 [Letterhead of Smith, Gambrell & Russell, LLP]

                     [________________________] [____], 2006

Sheffield Steel Corporation
220 N. Jefferson Street
Sand Springs, OK 74063
Attention: Chief Executive Officer

Gentlemen:

     This opinion is being rendered pursuant to Section 5.3(e) of that certain Agreement and Plan of Merger dated as of [______________________] [_______],
2006, by and among Gerdau Ameristeel US Inc., a Florida corporation ("Gerdau Ameristeel"), GAUS Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Gerdau Ameristeel ("GAUS Acquisition"), and Sheffield Steel Corporation, a Delaware corporation (the "Merger Agreement").

     We have acted as counsel to Gerdau Ameristeel and GAUS Acquisition in connection with their entry into the Merger Agreement and the consummation of the transactions contemplated thereby. In connection with the foregoing, we have reviewed, among other things, the Merger Agreement, including the schedules and exhibits referenced in the Merger Agreement. We have also examined and are familiar with such other corporate records, certificates and documents, have supervised such corporate proceedings, and have examined such questions of law and the facts as we have considered necessary or appropriate for the purposes of the opinions expressed herein.

     This opinion letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (1991) (the "Accord") adopted by the Section of Business Law of the American Bar Association, which is incorporated in this opinion letter by this reference. As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this opinion letter should be read in conjunction therewith. Capitalized terms used in this opinion letter and not otherwise defined herein shall have the meanings assigned to such terms in the Accord and in the Merger Agreement. If there should be any conflict between the definitions contained in the Accord and the definitions in the Merger Agreement, the definition in the Accord shall control.

     The opinions expressed herein are limited to the federal laws of the United States, the Delaware General Corporation Law and the laws of the State of Georgia. To the extent that matters covered by this opinion letter involve the laws of any other jurisdiction, we have assumed, without independent verification of the accuracy or correctness of such assumption,


                                       B-l
that the laws of such other jurisdiction are the same as the substantive laws of the State of Georgia (without regard to choice of law or conflict of law principles) which would apply were such matter governed by the laws of the State of Georgia. To the extent our opinions herein involve matters governed by the Florida Business Corporation Act (the "Florida Act"), such opinions are based solely on our review of the Florida Act (and without regard to judicial or case law interpretation thereof) as reported in Corporation (Aspen Law and Business), as updated through [___________________, _____].

     In our examination of documents, we have assumed the genuineness of all signatures, other than those by or on behalf of Gerdau Ameristeel and GAUS Acquisition, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies, the authenticity of such latter documents, and the legal competence of natural persons. As to questions of fact material to our opinions, we have relied, with your permission, and without independent verification of the accuracy or completeness thereof, solely upon:

(a) the articles of incorporation of Gerdau Ameristeel, which have been certified to us by the Secretary of State of the State of Florida as the true and correct articles of incorporation of Gerdau Ameristeel;

(b) the articles of incorporation of GAUS Acquisition, which have been certified to us by the Secretary of State of the State of Delaware as the true and correct articles of incorporation of GAUS Acquisition;

(c) the bylaws of Gerdau Ameristeel, which have been certified to us by an appropriate officer of Gerdau Ameristeel as the true and correct bylaws of Gerdau Ameristeel;

(d) the bylaws of GAUS Acquisition, which have been certified to us by an appropriate officer of GAUS Acquisition as the true and correct bylaws of GAUS Acquisition;

(e) the corporate proceedings of Gerdau Ameristeel relating to the authorization, execution and delivery of the Merger Agreement and the transactions contemplated thereby, which have been certified to us by an appropriate officer of Gerdau Ameristeel as true, correct and complete;

(f) the corporate proceedings of GAUS Acquisition relating to the authorization, execution and delivery of the Merger Agreement and the transactions contemplated thereby, which have been certified to us by an appropriate officer of GAUS Acquisition as true, correct and complete;

(g) a certificate, dated [______________________] [_____], 2006, with respect to the existence of Gerdau Ameristeel issued by the Secretary of State of the State of Florida (the "Florida Certificate"); and

(h) a certificate, dated [_______________________] [_____], 2006, with respect to the existence of GAUS Acquisition issued by the Secretary of State of the State of Delaware (the "Delaware Certificate").

     With respect to questions of fact material to our opinions, we have relied, without independent investigation or verification of the accuracy or completeness thereof, solely upon (i) the statements and representations contained in each of the Florida Certificate and the Delaware Certificate; (ii) the representations and warranties of each of GAUS Acquisition and Gerdau Ameristeel contained in the Merger Agreement; and (iii) the statements, representations and warranties set forth in a certificate executed by an officer of each of Gerdau Ameristeel and GAUS Acquisition.

     The use herein of the term "Actual Knowledge" shall have the meaning' given to such term in the Accord, but shall not be taken to indicate that we have made, and, in fact, we have not made, any independent investigation concerning the accuracy or veracity of any representations or warranties or statements of fact, other than as described in the preceding paragraphs. We have made no independent search of any public records in connection with our rendering the opinions contained herein.

     To the extent that the obligations of Gerdau Ameristeel and GAUS Acquisition may be dependent upon such matters, we have assumed for purposes of this opinion that all of the documents as to which we have opined with respect to enforceability have been duly authorized, executed and delivered by the parties thereto other than Gerdau Ameristeel and GAUS Acquisition and constitute the legal, valid and binding obligations of such other parties.

Based upon the foregoing, we are of the opinion that:

Gerdau Ameristeel is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite corporate power and authority to carry on its business as it is now being conducted.

GAUS Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

Each of GAUS Acquisition and Gerdau Ameristeel has all requisite corporate power and authority to execute and deliver the Merger Agreement and each instrument required thereby to be executed and delivered by GAUS Acquisition and Gerdau Ameristeel, respectively, to perform its obligations thereunder, and to consummate the transactions contemplated thereby including the Merger.

The execution, delivery and performance of the Merger Agreement have been validly authorized by all necessary corporate action by each of Gerdau Ameristeel and GAUS Acquisition. Each of Gerdau Ameristeel and GAUS Acquisition has duly executed and delivered the Merger Agreement. The Merger Agreement constitutes a legal, valid and binding obligation of each of Gerdau Ameristeel and GAUS Acquisition, enforceable against such entity in accordance with its terms.

The execution, delivery and performance of the Merger Agreement by each of Gerdau Ameristeel and GAUS Acquisition, the consummation of the transactions contemplated thereby and the performance of the Merger Agreement will not (with or without the lapse of time): (a) to our Actual Knowledge result in a breach or other violation of the terms, conditions, or provisions of any order, writ, judgment or decree of any court or governmental or regulatory authority applicable to either Gerdau Ameristeel or GAUS Acquisition; (b) conflict with or constitute a violation of any existing federal law; (c) contravene, conflict with or violate any provision of the articles of incorporation or bylaws of either Gerdau Ameristeel or GAUS Acquisition; or (d) except as identified in the Merger Agreement, to our Actual Knowledge, require the consent or approval of any person or entity by virtue of any agreement, instrument or document which is binding on either Gerdau Ameristeel or GAUS Acquisition.

Except for the filing of the Certificate of Merger under the Delaware General Corporation Law, the requirements of the Hart-Scott-Rodino Act and the Exon-Florio Amendment, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority is required in connection with the execution, delivery and performance of the Merger Agreement.

     This opinion letter has been delivered solely for the benefit of the addressee hereof in connection with the transactions contemplated by the Merger Agreement and may not be relied upon by any other person or entity or for any other purpose without our express written permission. We expressly disclaim any duty to update this opinion letter in the future in the event that there are any changes in the relevant fact or law that may change or otherwise affect any of the opinions expressed herein.

                                        Very truly yours,

                                        SMITH, GAMBRELL & RUSSELL, LLP


                                        By:
                                            ------------------------------------
                                            Arthur Jay Schwartz, a Partner

                                    EXHIBIT C
                              TRANSACTION EXPENSES

SEVERANCE COSTS
Nolan                                                              $  855,000.00
Johnson                                                               315,000.00
Dionisio                                                              315,000.00
Howard                                                                112,000.00
TOTAL                                                              $1,597,000.00

CHANGE-OF-CONTROL PAYMENTS
Nolan                                                              $  200,000.00
Johnson                                                                75,000.00
Dionisio                                                               75,000.00
Howard                                                                      0.00
TOTAL                                                              $  350,000.00

LANE BERRY FEE
Estimated Fee                                                      $2,229,750.00
Less: Retainers Paid                                               $ (150,000.00)
Expenses Estimate                                                      50,000.00
Incremental Fee Percentage (1.5%)
TOTAL                                                              $2,129,750.00

LEGAL FEES
Edwards Angell Palmer & Dodge                                      $  500,000.00
Less Amounts Paid Prior to Closing                                 $  (_________)
TOTAL                                                              $  500,000.00

GOVERNMENTAL FILINA FEES
Hart-Scott Rodino                                                  $   22,500.00
Exon-Florio                                                        $           0
TOTAL                                                              $   22,500.00

DATA ROOM EXPENSES                                                 $    7,575.00

D&O TAIL POLICY                                                    $  300,000.00

SPECIAL COMMITTEE FEES AND EXPENSES, INCLUDING LEGAL               $  275,000.00
Less Amounts Paid Prior to Closing                                 $  (_________)
TOTAL                                                              $  275,000.00
                                                                   -------------
TOTAL TRANSACTION EXPENSES ESTIMATE                                $5.181.825.00
                                                                   =============


                                       C-l

                                    EXHIBIT D
                                COMPANY EXPENSES

SEVERANCE COSTS
Nolan                                                              $  855,000.00
TOTAL                                                              $  855,000.00

CHANGE-OF-CONTROL PAYMENTS
Nolan                                                              $  200,000.00
Johnson                                                                75,000.00
Dionisio                                                               75,000.00
Howard                                                                      0.00
TOTAL                                                              $  350,000.00

LANE BERRY FEE
Estimated Fee                                                      $2,229,750.00
Less: Retainers Paid                                               $ (150,000.00)
Expenses Estimate                                                      50,000.00
Incremental Fee Percentage (1.5%)
TOTAL                                                              $2,129,750.00

LEGAL FEES
Edwards Angell Palmer & Dodge                                      $  500,000.00
Less Amounts Paid Prior to Closing                                 $  (_________)
TOTAL                                                              $  500,000.00

GOVERNMENTAL FILINA FEES
Hart-Scott Rodino                                                  $   22,500.00
Exon-Florio                                                        $           0
TOTAL                                                              $   22,500.00

DATA ROOM EXPENSES                                                 $    7,575.00

SPECIAL COMMITTEE FEES AND EXPENSES, INCLUDING LEGAL               $  275,000.00
Less Amounts Paid Prior to Closing                                 $  (_________)
TOTAL                                                              $  275,000.00
                                                                   -------------
TOTAL COMPANY EXPENSES ESTIMATE                                    $4,139,825.00
                                                                   =============

                                                       PRIVILEGED & CONFIDENTIAL

                               DISCLOSURE SCHEDULE

                             in connection with the

                          Agreement and Plan of Merger

                                      among

                            Gerdau Ameristeel US Inc.

                             GAUS Acquisition, Inc.

                           Sheffield Steel Corporation

                and James P. Nolan as Stockholder Representative

                            Dated as of April 5, 2006

                                                       PRIVILEGED & CONFIDENTIAL

     This Disclosure Schedule is being furnished by Sheffield Steel Corporation, a Delaware corporation (the "Company"), in connection with the execution and delivery of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 5, 2006, among Gerdau Ameristeel US Inc.' ("Parent"), a Florida corporation, GAUS Acquisition, Inc., a Delaware corporation and newly-formed, wholly owned subsidiary of Parent ("Sub"), the Company and the Stockholder Representative. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

     All exceptions and disclosures set forth in this Disclosure Schedule are numbered to correspond to the section or subsection numbers of the Merger Agreement to which they refer.

     Except as otherwise limited herein, all information and disclosures contained herein are made as of the date of the Merger Agreement and their accuracy is confirmed only as of that date and not at anytime thereafter, except as is otherwise provided by Section 4.6 of the Merger Agreement.

     Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Merger Agreement or create any covenant.

     No reference to or disclosure of any item or other matter in this Disclosure Schedule shall be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard or materiality for any purpose whatsoever. No disclosure in this Disclosure Schedule relating to any possible breach or violation of or conflict with any contract or legal requirement shall be construed as an admission thereof.

     Matters reflected in this Disclosure Schedule are not necessarily limited to matters required by the Merger Agreement to be reflected in this Disclosure Schedule. Such additional matters are set forth for informational purposes only.

     The section headings and subheadings in this Disclosure Schedule are for the convenience of reference only and shall not be deemed to alter or affect the express description of the sections of this Disclosure Schedule set forth in the Merger Agreement.

                                                       PRIVILEGED & CONFIDENTIAL

                                   SECTION 2.2
                                 CAPITALIZATION

1.   Restricted stock awards:

     [omitted]    [omitted]

2. Registration Rights Agreement, dated August 14, 2002, among Sheffield Steel Corporation, Bennett Restructuring Fund, L.P., Bennett Restructuring Fund II, L.P., Bennett Offshore Restructuring Fund Inc., LC Capital Partners, L.P., Axis-RDO Limited, HFR DS Performance Master Trust, Mellon HBV Master Multi-Strategy Fund L.P. and Mellon HBV Master Rediscovered Opportunities Fund L.P.

                                                       PRIVILEGED & CONFIDENTIAL

                                   SECTION 2.4
                                NONCONTRAVENTION

1. Pursuant to Section 10.1(j) of the CIT Agreement, the transactions contemplated by the Merger Agreement will constitute an Event of Default, as defined in the CIT Agreement, upon which CIT may terminate the CIT Agreement.

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.5(A)
                                   SUBSIDIARY

1.   Sand Springs Railway Company

     -    100,000 shares of common stock outstanding

     -    All outstanding shares are held by Sheffield Steel Corporation

     -    State of incorporation: Oklahoma

     -    Directors and Officers:

          James P. Nolan        Chairman, President and Chief Executive Officer

          Stephen R. Johnson    Vice President, Chief Financial Officer,
                                Treasurer, Secretary and Director

          Gayanne E. Bantle     Director

          James E. Dionisio     Director

          William D. Macormic   Vice President & General Manager & Director

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.5(B)
                                   SUBSIDIARY

1. U.S. Bank National Association has a security interest in the shares of common stock of Sand Springs Railway Company owned by Sheffield Steel Corporation. The security interest secures Sheffield Steel Corporation's obligations under its 11 3/8% Senior Secured Notes due 2011 and related indenture and collateral agreements.

                                                       PRIVILEGED & CONFIDENTIAL

                                   SECTION 2.7
                           ABSENCE OF CERTAIN CHANGES

(1)

1. Agreement dated May 8, 2004 between Sheffield Steel Corporation-Joliet and United Steeelworkers of America Local No. 9777-29 expired as of February 1, 2006.

2. Agreement dated March 2, 2004 between Sheffield Steel Corporation-Sand Springs Division and United Steelworkers of America Local No. 2741 expired as of March 2, 2006.

3. Agreement dated November 1, 1999 between Sheffield Steel Corporation and United Steelworkers of America (Kansas City) expired as of October 31,2003.

                                                       PRIVILEGED & CONFIDENTIAL

                                   SECTION 2.9
                                   TAX MATTERS

1.   [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.10
                                     ASSETS

1. The CIT Group/Business Credit, Inc. has a first priority perfected security interest in Sheffield Steel Corporation's present and future accounts; inventory; general intangibles; copyrights; patents; trademarks; documents; chattel paper; instruments (excluding equity interests in Sand Springs Railway Company); letter of credit rights (other than from the use, sale, lease or disposition of equipment or real property); investment property; lockbox, blocked accounts or other deposit accounts into which proceeds of such collateral are or may be deposited; cash in possession or control of The CIT Group/Business Credit, Inc or lender under the CIT Group/Business Credit, Inc. Credit Facility; and any products and proceeds of any of the above.

2. The CIT Group/Business Credit, Inc. has a first priority perfected security interest in Sand Springs Railway Company's present and future real property and personal property, including any products and proceeds of all of the above.

3. U.S. Bank National Association has a subordinated security interest in Sheffield Steel Corporation's present and future accounts; inventory; general intangibles; copyrights; patents; trademarks; documents; chattel paper; instruments; letter of credit rights; investment property lockbox, blocked accounts or other deposit accounts into which proceeds of such collateral are or may be deposited; and any products and proceeds of any of the above.

4. U.S. Bank National Association has a subordinated security interest in Sand Springs Railway Company's present and future real property and personal property, including any products and proceeds thereof.

5. U.S. Bank National Association has a first priority perfected security interest in Sheffield Steel Corporation's present and future goods; equipment; rights under present and future leases or real and personal property, locomotives, railcars and rolling stock; equity interests in Sand Springs Railway Company; letter of credit rights from the sale, use, lease or disposition of equipment or real property; commercial tort claims; and personal property; and cash in possession or control of U.S. Bank National Association; and any products and proceeds of any of the above.

6. There is an outstanding lien against Sheffield Steel Corporation in favor of TA Steel I, LLC. This debt has been repaid, and a UCC-3 termination statement will be filed before the Closing.

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.11
                               OWNED REAL PROPERTY

1.   Sand Springs Mill

     -    Address: 2300 South Highway 97, Sand Springs, OK

     -    Size: 616,548 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

2.   Sand Springs Corporate Office

     -    Address: 220 N. Jefferson Street, Sand Springs, OK 74063

     -    Size: 24,955 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

3.   Joliet Mill

     -    Address: One Industry Avenue, Joliet, IL 60435

     -    Size: 345,735 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

4.   Team Rebar Facility

     -    Address: 3117 Weatherford Road, Independence, MO

     -    Size: 32,213 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

5.   Sand Springs Railway Transload Facility

     -    Address: 1650 South 81st West Avenue, Tulsa, OK 74127

     -    Size: 68,772 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

6.   Sand Springs Railway Maintenance Facility

     -    Address: 125 AE. Morrow Road, Salt Springs, OK 74063
                   107 E. Morrow Road, Salt Springs, OK 74063

     -    Size: 44,778 square feet

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

7.   Sand Springs Railway Track (Owned and possessed under a right of way)

     -    Address: Located between Tulsa, OK and Sand Springs, OK

     -    Size: 32 miles of yard track

     - Security Interest: First priority lien to U.S. Bank National Association; Second priority lien to The CIT Group/Business Credit, Inc.

                                                       PRIVILEGED & CONFIDENTIAL

8.   Sand Springs Railway (Warehouse)

     -    Address: 125 E. Morrow Road, Sand Springs, OK 74063

     -    Size: 6000 square feet

     - Security Interest: First priority security interest CIT Group/Business Credit, Inc.; Subordinated security interest U.S. Bank National Association

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.12
                              REAL PROPERTY LEASES

1. Lease Agreement dated February 1, 1993 between Sand Springs Home and Sheffield, as successor in interest to Wellington Industries, Inc., as amended by the Renewal Extension Agreement dated as of February 1, 1998, as further amended by the Renewal Extension Agreement dated January 20, 2003

          -    Address: 404 South Main Street, Sand Springs, OK

          -    Expiration: [omitted]

          -    Rent: [omitted]

          -    Extension/expansion options: [omitted]

2.   Sanitary District Lease

          - Address: One Industry Avenue, Joliet, IL 60435 (Parcel of land between building and river)

          -    Expiration: [omitted]

          -    Rent: [omitted]

          -    Extension/expansion options: [omitted]

3.   Sanitary District Sublease with Seeler Industries, Inc.

          - Address: One Industry Avenue, Joliet, IL 60435 (Parcel of land between building and river)

          -    Expiration: [omitted]

          -    Rent: [omitted]

          -    Extension/expansion options: [omitted]

4.   Team Rebar Kansas City Facility

          -    Address: 1301 Chouteau Trafficway, Kansas City, MO, 64120

          -    Expiration: [omitted]

          -    Rent: [omitted]

          -    Extension/expansion options: [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                SECTION 2.13(A)
                             INTELLECTUAL PROPERTY

None.

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.13(B)
                              INTELLECTUAL PROPERTY

None.

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.14
                                    CONTRACTS

1. Employment Agreement dated August 13, 2004, between Sheffield Steel Corporation and James P. Nolan.

2. Employment Agreement dated August 13, 2004 between Sheffield Steel Corporation and James E. Dionisio

3. Employment Agreement dated August 13, 2004 between Sheffield Steel Corporation and Stephen R. Johnson

4. Employment Agreement dated August 13, 2004 between Sheffield Steel Corporation and Richard Howard

5. Amended and Restated Financing Agreement dated August 12, 2004 among Sheffield Steel Corporation, Sand Springs Railway Company, The CIT Group/Business Credit Inc. and the Lenders party thereto

6. Amended and Restated Pledge and Security Agreement dated August 12, 2004 between Sheffield Steel Corporation and The CIT Group/Business Credit, Inc., as agent

7. Pledge and Security Agreement dated August 12, 2004 between Sand Springs Railway Company and The CIT Group/Business Credit, Inc., as agent

8. Contract for Ladle Metallurgical Facility dated September 16, 2005 between Sheffield Steel Corporation and Voest Alpine Industries, Inc.

9. Electric Service Contracts between Public Service Company of Oklahoma and Sheffield Steel Corporation, as amended by Second Addendum dated December 1, 2005

10. Natural Gas Agency Agreement dated effective November 1, 2004 between Constellation NewEnergy - Gas Division, LLC and Sheffield Steel Corporation

11. Master Gas Sale and Transportation Contract date effective November 1, 2004 between Constellation NewEnergy - Gas Division, LLC and Sheffield Steel Corporation, along with Transaction Confirmation dated August 10, 2005

12. Gas Transportation Agreement dated November 24, 2004 between Oklahoma Natural Gas Company and Sheffield Steel Corporation

13. Agreement dated March 1, 2003 between Sheffield Steel Corporation and Sand Springs Metal Processing Corp.

14. Indenture dated as of August 12, 2004 among Sheffield Steel Corporation, as issuer, the Guarantors named therein, and U.S. Bank National Association, as Trustee and as Collateral Agent, as amended

                                                       PRIVILEGED & CONFIDENTIAL

15. Security Agreement dated August 12, 2004 between Sheffield Steel Corporation, Sand Springs Railway Company and US Bank National Association

16. Intercreditor Agreement dated August 12, 2005 between Sheffield Steel Corporation, Sand Springs Railway Company and US Bank National Association, as Collateral Agent and The CIT Group/Business Credit, Inc., as Financing Agent

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.16
                                    INSURANCE

1.   [omitted]


2.   [omitted]


3.   [omitted]


4.   [omitted]


5.   [omitted]


6.   [omitted]


7.   [omitted]


8.   [omitted]


9.   [omitted]


10.  [omitted]


11.  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.17
                                   LITIGATION

1.   [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.18(A)
                                    EMPLOYEES

EMPLOYEE   SALARY     POSITION
--------   ------     --------
[omitted]  [omitted]  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

EMPLOYEE   SALARY     POSITION
--------   ------     --------
[omitted]  [omitted]  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

EMPLOYEE   SALARY     POSITION
--------   ------     --------
[omitted]  [omitted]  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.18(B)
                                    EMPLOYEES

1. Agreement dated May 8, 2004 between Sheffield Steel Corporation - Joliet and United Steelworkers of America Local No. 9777-29 (expired February 1,
     2006)

2. Agreement dated March 2, 2004 between Sheffield Steel Corporation - Sand Springs Division and United Steelworkers of America Local No. 2741 (expired March 2, 2006)

3. Agreement dated November 1, 1999 between Sheffield Steel Corporation and United Steelworkers of America (Kansas City) (expired October 31, 2003)

4. Memorandum of Agreement dated October 1, 2002 between Sand Springs Railway Company and the Brotherhood of Maintenance of Way Employees

5. Memorandum of Agreement dated July 1, 1998 between Sand Springs Railway Company and Brotherhood of Locomotive Engineers

6. Memorandum of Agreement dated December 15, 1996 between Sand Springs Railway Company and the United Transportation Union

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.19(A)
                                EMPLOYEE BENEFITS

1. Group Medical, Dental, and Vision Benefits Plan for Hourly Associates of Sheffield Steel Corporation Joliet Division, Effective December 1, 2003

2. Group Medical, Dental, and Vision Benefits Plan for Salary Associates of Sheffield Steel Corporation Joliet Division, Effective December 1, 2003

3. Group Medical, Dental, and Vision Benefits Plan for Sheffield Steel Corporation Kansas City Fabrication Shop Employees, Effective December 1, 2003

4. Group Medical, Dental, and Vision Benefits Plan for Sheffield Steel Corporation Team Rebar (Hired from May 1, 1998, Effective December 1, 2003

5. Group Medical, Dental, and Vision Benefits Plan for Sheffield Steel Corporation Kansas City Division (Hired prior to May 1, 1998), Effective December 1, 2003

6. Group Insurance Plan for Hourly Retired Associates (Medicare and Non-Medicare Coverage) Sand Springs Division, Effective December 31, 2003

7. Group Insurance Plan for Salary Retired Associates (Medicare and Non-Medicare Coverage) Sand Springs Division, Effective December 31, 2003

8. Group Medical, Dental, and Vision Benefits Plan for Hourly Associates of Sheffield Steel Corporation Sand Springs Division, Effective December 1, 2003

9. Group Medical, Dental, and Vision Benefits Plan for Salaried Associates of Sheffield Steel Corporation Sand Springs Division, Effective December 1, 2003

10. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Kansas City Salary Exempt Employees Hired prior to May 1, 1998, Effective January 1, 2001

11. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Joliet Hourly Employees, Effective January 1, 2001

12. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Joliet Salaried Employees, Effective January 1, 2001

13. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Kansas City Hourly Employees, Effective January 1, 2001

14. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Kansas City Salary Exempt Employees Hired after May 1, 1998, Effective January 1, 2001

                                                       PRIVILEGED & CONFIDENTIAL

15. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Kansas City Non-Exempt Salaried Employees Hired prior to May 1, 1998, Effective January 1, 2001

16. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Kansas City Non-Exempt Salaried Employees Hired after May 1, 1998, Effective January 1, 2001

17. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Sand Springs Railway Salary Non-Exempt Employees, Effective January 1, 2001

18. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Waddell Salary and Hourly, Effective January 1, 2001

19.  Life Insurance Summary Sheet

20. Employee Group Benefits Underwritten by Sunlife Assurance Company of Canada Sheffield Steel Corporation Sand Springs Railway Salaried Exempt Employees, Effective January 1, 2001

21.  Salary Continuation Program Summary

22.  Weekly Sickness & Accident Summary

23.  Group Long Term Disability Plan, Effective April 1, 2003

24.  Dependent Care and Medical Reimbursement Plan - Summary Plan Description

25. 401(k) Retirement Plan - Sand Springs Hourly Employees, Effective January 1, 2002

26.  Joliet Savings Plan, Effective January 1, 2002 (401(k))

27.  Sand Springs Hourly Employees 401(k) Plan

28.  Sand Springs Salaried Exempt and Non-Exempt Employees 401(k) Plan

29. Pension Agreement between Sheffield Steel Corporation and United Steel Workers of America on behalf of Members Local Union #2741 Hired On or After May 1, 1988, Summary Plan Description, dated January 1, 2005

30. Pension Agreement between Sheffield Steel Corporation and United Steel Workers of America on behalf of Members Local Union #2741 Hired Prior to May 1, 1988, Summary Plan Description, dated January 1, 2005

31. Sheffield Steel Corporation Joliet Pension Agreement between Sheffield Steel Corporation-Joliet and United Steel Workers of America On Behalf of Local No.2, as applicable to Employees Hired On or After September 1, 1986, dated January 1, 2005

                                                       PRIVILEGED & CONFIDENTIAL

32. Sheffield Steel Corporation Joliet Pension Agreement between Sheffield Steel Corporation-Joliet and United Steel Workers of America On Behalf of Local No.2, as applicable to Employees Prior to September 1, 1986, dated January 1, 2005

33. Retirement Plan for Employees of Sheffield Steel Corporation, as applicable to Salaried Employees Hired on or After May 1, 1988, Summary Plan Description, dated January 1, 2005

34. Retirement Plan for Employees of Sheffield Steel Corporation, as applicable to Salaried Employees Prior to May 1, 1988, Summary Plan Description, dated January 1, 2005

35.  Employee Assistance Program - Summary

36. Supplemental Unemployment Benefit Plan for Hourly Employees Pursuant to Agreement with United Steel Workers of America in Behalf of Members of Local Union 2741, Effective March 2, 1997

37.  Tuition Refund Program - Summary

38. UNUM Life Insurance Company of America Group Life and Accidental Death and Dismemberment Plan for Sheffield Steel Corporation Joliet (Identification Number 551381 021), dated May 1, 2005

39. UNUM Life Insurance Company of America Group Life and Accidental Death and Dismemberment Plan for Sheffield Steel Corporation Kansas City (Identification Number 551381 031), dated May 1, 2005

40. UNUM Life Insurance Company of America Group Life and Accidental Death and Dismemberment Plan for Sheffield Steel Corporation Sand Springs (Identification Number 551381 011), dated May 1, 2005

41. Sheffield Steel Corporation Incentive Plan for Melt Shop, Rolling Mill, Salaried Employees

42.  Sheffield Steel Corporation Incentive Plan for Post Shop

43. Sheffield Steel Corporation Incentive Plan pursuant to Article XIII of Collective Bargaining Agreement dated Sheffield Steel Corporation-Joliet and United Steelworkers of America, Effective May 8, 2004 to January 31, 2006

44. Sheffield Steel Corporation Profit Sharing Plan for All Active Permanent Employees-Sand Spring Division dated March 2, 2004

45.  Kansas City Black Bar Bending & Shearing Incentive Plan dated January
     15, 1986

46. Kansas City Fabricated Epoxy-Coated Rebar Incentive Plan dated January 29, 1986

47.  Kansas City Epoxy Coating Line Incentive Plan dated July 3, 1996

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.19(E)
                               EMPLOYEE BENEFITS

None.

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.20(A)
                              ENVIRONMENTAL MATTERS

1.   [omitted]

2.   [omitted]

3.   [omitted]

4.   [omitted]

5.   [omitted]

6.   [omitted]

          a.   [omitted]

          b.   [omitted]

7.   [omitted]

8.   [omitted]

9.   [omitted]

10.  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

11.  [omitted]

12.  [omitted]

13.  [omitted]

14.  [omitted]

15.  [omitted]

16.  [omitted]

17.  [omitted]

18.  [omitted]

19.  [omitted]

20.  [omitted]

21.  [omitted]

22.  [omitted]

23.  [omitted]

24.  [omitted]

25.  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

26.  [omitted]

27.  [omitted]

28.  [omitted]

29.  [omitted]

30.  [omitted]

31.  [omitted]

32.  [omitted]

33.  [omitted]

34.  [omitted]

35.  [omitted]

36.  [omitted]

37.  [omitted]

38.  [omitted]

39.  [omitted]

40.  [omitted]

41.  [omitted]

42.  [omitted]

43.  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

44.  [omitted]

45.  [omitted]

46.  [omitted]

47.  [omitted]

48.  [omitted]

49.  [omitted]

50.  [omitted]

51.  [omitted]

52.  [omitted]

53.  [omitted]

54.  [omitted]

55.  [omitted]

56.  [omitted]

57.  [omitted]

58.  [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                 SECTION 2.20(B)
                             ENVIRONMENTAL MATTERS

(vi)

1.   [omitted]


(vii)

1.   [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.22
                                     PERMITS

1.   Sheffield Steel Corporation
     2300 S. Highway 97
     Sand Springs, Oklahoma 74063

     a.   Air Quality Permit Number (Title V) 2002-019-TVR
          Originally Issued: March 17, 1998
          Expired: March 17, 2003
          Permit Renewal Application Applied for on September 4, 2002 Re-issued: October 6, 2003
          New Expiration date: October 6, 2008

      b.  OPDES Storm Water Permit OKGP00412
          Issued: February 8, 2000
          Expires: October 2, 2005
          (Oklahoma Department of Environmental Quality has administratively extended the permit while the EPA is in the process of revising the regulations.)

     c.   Oklahoma Controlled Industrial Waste Disposal Plan Number 72191

     d.   D.O.T. Hazardous Materials Certificate Registration 063003008045LN
          Issued: July 2, 2003
          Expires: June 30, 2006

     e.   Oklahoma Fuel Storage Tank Permit Owner I.D.: 5678
          Facility Number: 7205717
          Issued: October 1, 2005
          Expires: September 30, 2006

     f. City of Sand Springs Industrial Discharge Permit Number 389 Issued June 29, 1990 (Annual Renewal)
          Permit No Longer Required by City of Sand Springs, Oklahoma De-permitting letter dated: August 31, 1992

                                                       PRIVILEGED & CONFIDENTIAL

2.   Sheffield Steel Corporation
     1 Industry Avenue
     Joliet, Illinois 60434

     a.   Air Quality Permit Number Lifetime Operating Permit 197809ABK
          Issued: February 16, 1999
          Expires: 180 days after Illinois Environmental Protection Agency renewal, request.

     b.   General NPDES Permit for Industrial Storm Water ILR002676
          Issued: June 1, 1998
          Expired on May 31, 2003
          Renewal Date June 1, 2003 and automatically renewed unless otherwise requested.

     c. Illinois Environmental Protection Agency Water Pollution Control Permit 2001-EO-3462
          Operation of closed loop cooling water system.
          Issued: June 26, 2001
          Expires: May 31, 2006

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.24
                                  BROKERS' FEES

1.   Fee of Lane, Berry & Co. International, LLC: $2,029,750.00

                                                       PRIVILEGED & CONFIDENTIAL

                                  SECTION 2.25
                                BOOKS AND RECORDS

1.   Sheffield Steel Corporation:

     a.   [omitted]

     b.   [omitted]

     c.   [omitted]

     d.   [omitted]

     e.   [omitted]

     f.   [omitted]

     g.   [omitted]

     h.   [omitted]

     i.   [omitted]

     j.   [omitted]

     k.   [omitted]

     l.   [omitted]

                                                       PRIVILEGED & CONFIDENTIAL

     m.   [omitted]

2.   Sand Springs Railway Company:

     a.   [omitted]

     b.   [omitted]